  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 19, 1996

                                                 REGISTRATION NO. 333-01537
--------------------------------------------------------------------------------

                    SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, DC 20549

                                --------------

                              AMENDMENT NO. 1

                                    TO

                                 FORM S-3

                          REGISTRATION STATEMENT

                                   UNDER

                        THE SECURITIES ACT OF 1933

                                --------------

                             SUN COMPANY, INC.

          (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                --------------

          PENNSYLVANIA                                       23-1743282
  (STATE OR OTHER JURISDICTION OF                         (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)                        IDENTIFICATION NO.)

                             TEN PENN CENTER,

                            1801 MARKET STREET,

                        PHILADELPHIA, PA 19103-1699

                              (215) 977-3000

       (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING

          AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                --------------

                      THOMAS W. HOFMANN, COMPTROLLER

                            SUN COMPANY, INC.,

                             TEN PENN CENTER,

                            1801 MARKET STREET,

                        PHILADELPHIA, PA 19103-1699

                              (215) 977-3000

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                           OF AGENT FOR SERVICE)

                                COPIES TO:

JAMES D. EPSTEIN, ESQUIRE   VETA T. RICHARDSON, ESQUIRE  JAMES D. PHYFE, ESQUIRE
PEPPER, HAMILTON & SCHEETZ      SUN COMPANY, INC.         DAVIS POLK & WARDWELL
  3000 TWO LOGAN SQUARE        1801 MARKET STREET         450 LEXINGTON AVENUE
    PHILADELPHIA, PA            PHILADELPHIA, PA               NEW YORK, NY
       19103-2799                  19103-1699                   10017-3954
     (215) 981-4000              (215) 977-3000            (212) 450-4000

                                --------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

                                --------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+ INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A        +
+ REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + + SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+ OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT       +
+ BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + + THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + + SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + + UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ ANY SUCH STATE.                                                              +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS (Subject to Completion)

Issued March 19, 1996
                               11,748,591 Shares

                               Sun Company, Inc.

                            $1.80 DEPOSITARY SHARES
                    EACH REPRESENTING ONE-HALF OF A SHARE OF
               SERIES A CUMULATIVE PREFERENCE STOCK, NO PAR VALUE
        Subject to Redemption into Shares of Common Stock, $1 Par Value

                                  ----------

  All of the Depositary Shares offered hereby are being sold by the Selling Shareholders. See "Selling Shareholders." The Company will not receive any proceeds from the sale of the Depositary Shares being offered hereby. Each Depositary Share represents ownership of one-half of a share of Series A Cumulative Preference Stock deposited with First Chicago Trust Company of New York, as Preference Stock Depositary, and entitles the owner to all of the proportionate rights, preferences, privileges and obligations of the Series A Cumulative Preference Stock represented thereby. Dividends on the Series A Cumulative Preference Stock are cumulative and accrue at a rate of $3.60 per annum, payable quarterly in arrears in cash on or before the 13th day of each March, June, September and December, the most recent payment having occurred on March 13, 1996. The proportionate annual dividend rate for each Depositary Share is $1.80, and dividends will be payable on the Depositary Shares as, when and if paid on the Series A Cumulative Preference Stock. Each share of Series A Cumulative Preference Stock has a liquidation preference equal to $60, plus accrued and unpaid dividends. The proportionate liquidation preference of each Depositary Share is half of this amount.

  At any time and from time to time, the Company may call the outstanding shares of Series A Cumulative Preference Stock (and thereby the Depositary Shares), in whole or in part, for redemption. On any Redemption Date, the Company shall cause to be delivered to the holders of Depositary Shares, in exchange for each such Depositary Share, the following consideration:

  (1) in the event such Redemption Date is prior to June 12, 1998 (the "Specified Date"), (i) shares of Common Stock having a value equal to $42.39976 on June 12, 1995, declining by $.002222 on each day following to $40.13332 on April 12, 1998, and equal to $40 thereafter through June 11, 1998 (the "Depositary Share Call Price"), plus (ii) a cash amount equal to all proportionate accrued but unpaid dividends thereon; and

  (2) in the event such Redemption Date is on or after the Specified Date, (i) one share of Common Stock, subject to adjustment in certain events, and (ii) a cash amount equal to all proportionate accrued but unpaid dividends thereon.

  The Company currently intends to redeem all the outstanding Series A Cumulative Preference Stock (and thereby the Depositary Shares) on the Specified Date if not theretofore redeemed. For a more detailed description of the Series A Cumulative Preference Stock and the Depositary Shares, see "Capital Stock."

  The opportunity for equity appreciation afforded by an investment in the Depositary Shares is limited because the Company may, at its option, call the Series A Cumulative Preference Stock (and thereby the Depositary Shares) for redemption at any time prior to the Specified Date at the Preference Stock Call Price, and may be expected to do so prior to the Specified Date if, among other things, the market price of the Common Stock has theretofore exceeded the Depositary Share Call Price.

  The Depositary Shares and the Common Stock are traded on the New York Stock Exchange under the symbols "SUN pfA" and "SUN", respectively. On March 18, 1996, the last sale prices of the Depositary Shares and the Common Stock as reported on the New York Stock Exchange were $29 5/8 and $29 1/2 per share, respectively.
                                  ----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  ----------

                               PRICE $    A SHARE

                                  ----------

                                                   UNDERWRITING    PROCEEDS TO
                                       PRICE TO   DISCOUNTS AND      SELLING
                                        PUBLIC    COMMISSIONS(1) SHAREHOLDERS(2)
                                     ------------ -------------- ---------------
Per Share...........................    $             $              $
Total............................... $             $              $

-----
 (1) The Glenmede Trust Company and the Company have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended.

 (2) Before deducting expenses payable by the Selling Shareholders estimated at $157,000.
                                  ----------

  The Depositary Shares are offered subject to prior sale, when, as and if accepted by the Underwriters named herein, and subject to the approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the Depositary Shares will be made on or about April , 1996 at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.

                                  ----------

MORGAN STANLEY & CO.
           Incorporated
                                CS FIRST BOSTON

                                                               SMITH BARNEY INC.

April  , 1996

The map titled "Sun's Refining and Marketing System" has been included on the inside front cover of the Prospectus. The map is a geographic representation of the following states: Connecticut; Delaware; Indiana; Kentucky; Maine; Maryland; Massachusetts; Michigan; New Hampshire; New Jersey; New York; Ohio; Oklahoma; Pennsylvania; Rhode Island; Texas; Vermont; Virginia; and West Virginia; and the Commonwealth of Puerto Rico. All the states except for Oklahoma and Texas and the Commonwealth of Puerto Rico have been shaded to indicate Sun's retail marketing presence. The number of retail gasoline outlets in each of the shaded states has also been noted. Other assets identified on the map consist of Sun's five refineries located in: Philadelphia, Pennsylvania; Marcus Hook, Pennsylvania; Toledo, Ohio; Tulsa, Oklahoma; and Yabucoa, Puerto Rico, as well as wholly and jointly-owned crude and refined product pipelines, chemical facilities in Mont Belvieu, Texas and Brandenburg, Kentucky and a terminal in Nederland, Texas.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY AND, IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, BY ANY SELLING SHAREHOLDER OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREBY SHALL, UNDER ANY CIRCUMSTANCES, IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Available Information....................................................   2
Incorporation of Certain Documents by Reference..........................   2
Prospectus Summary.......................................................   3
The Company..............................................................   6
Use of Proceeds..........................................................   8
Capitalization...........................................................   8
Selected Financial Data..................................................   9
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  10
Price Range and Dividends................................................  24
Selling Shareholders.....................................................  25
Capital Stock............................................................  26
Certain United States Federal Income Tax Considerations..................  34
Underwriters.............................................................  36
Legal Matters............................................................  37
Experts..................................................................  37

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEPOSITARY SHARES AND THE COMMON STOCK OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN COMPANY COMMON STOCK AND DEPOSITARY SHARES PURSUANT TO EXEMPTIONS FROM RULES 10B-6, 10B-7 AND 10B-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                             AVAILABLE INFORMATION

  Sun Company, Inc. (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. Reports, proxy material and other information concerning the Company also may be inspected at the offices of the New York Stock Exchange, Inc. (the "NYSE"), 20 Broad Street, New York, New York 10005 and the Philadelphia Stock Exchange, Inc., 1900 Market Street, Philadelphia, Pennsylvania 19103.

  The Company has filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby (together with all amendments and exhibits, the "Registration Statement"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference:

    1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

    2. The Company's Current Reports on Form 8-K dated February 2, 1996 and March 7, 1996.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereunder shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to: Sun Company, Inc., Ten Penn Center, 1801 Market Street, Philadelphia, Pennsylvania 19103-1699, Attention: Investor Relations, Telephone: (215) 977-6440.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                               PROSPECTUS SUMMARY

  The following Summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus or incorporated herein by reference. Hereafter, the term "Sun" means the Company and its subsidiaries.

                                  THE COMPANY

  Sun is the largest independent refining and marketing company in the United States. Headquartered in Philadelphia, Pennsylvania, Sun operates five domestic refineries, markets gasoline under the Sunoco(R) brand through approximately 4,000 service stations in 17 states, sells lubricants and petrochemicals worldwide and operates domestic pipelines and terminals. These refining and marketing activities represented approximately 85 percent of Sun's assets as of December 31, 1995. Sun also conducts coal mining and cokemaking operations in Virginia and Kentucky and produces crude oil and natural gas in the U.K. North Sea.

  Sun's strategy is focused on improving financial and operating results by increasing sales volumes, upgrading its product slate, and improving the reliability and efficiency of production facilities, while reducing operating and administrative costs. As a result of Sun's logistically advantaged refining, chemical and distribution assets and its strong and well-known branded marketing presence in the northeastern United States, Sun believes that it is well-positioned to continue competing effectively.

  Pursuant to its focused strategy, in 1995 Sun implemented an extensive operational and financial restructuring. As part of this program, Sun divested its 55-percent interest in Suncor Inc., its former Canadian petroleum subsidiary, for net proceeds of $770 million. The divestment enabled Sun to repurchase more than $200 million of Company Common Stock and reduce debt by more than $500 million through the use of a significant portion of the proceeds to repay debt and the elimination of approximately $165 million of Suncor's debt. The operational restructuring organized the Company into eight distinct business units, a holding company and a services organization. The operational restructuring, combined with additional cost reduction actions taken in 1995, is expected to result in pretax savings of approximately $110 million per year.

                                  THE OFFERING

Depositary Shares offered.................... 11,748,591 shares
Depositary Shares outstanding................ 25,000,000 shares
Selling Shareholders......................... The Pew Memorial Trust
                                              The J. Howard Pew Freedom Trust
                                              The Mabel Pew Myrin Trust
                                              The J.N. Pew, Jr. Charitable Trust
                                              The Medical Trust
NYSE symbol.................................. SUN pfA

                    SUMMARY DESCRIPTION OF DEPOSITARY SHARES

GENERAL

  Each Depositary Share represents ownership of one-half of a share of Series A Cumulative Preference Stock, no par value of the Company (the "Series A Cumulative Preference Stock"). Each owner of a Depositary Share is entitled, proportionately, to all the rights, preferences, privileges and obligations of the Series A Cumulative Preference Stock represented thereby (including dividend, voting, redemption and liquidation rights). The Series A Cumulative Preference Stock (and thereby the Depositary Shares) ranks prior to the Company's Common Stock, $1 par value (the "Common Stock") with respect to dividend rights and rights upon liquidation, dissolution and winding up of the Company. For a more detailed description of the Series A Cumulative Preference Stock and the Depositary Shares, see "Capital Stock."

REDEMPTION

  At any time and from time to time, the Company may call the outstanding shares of Series A Cumulative Preference Stock (and thereby the Depositary Shares), in whole or in part, for redemption (the "Redemption Date"). On any Redemption Date, the Company shall cause to be delivered to the holders of Depositary Shares representing such Series A Cumulative Preference Stock, in exchange for each such Depositary Share, the following consideration:

    (1) in the event such Redemption Date is prior to June 12, 1998 (the "Specified Date"), (i) shares of Common Stock having a value equal to $42.39976 on June 12, 1995 (the "Accrual Date"), declining by $.002222 on each day following the Accrual Date (computed on the basis of a 360-day year of twelve 30-day months) to $40.13332 on April 12, 1998, and equal to $40 thereafter through June 11, 1998 (the "Depositary Share Call Price"), plus (ii) a cash amount equal to all proportionate accrued but unpaid dividends thereon; and

    (2) in the event such Redemption Date is on or after the Specified Date,
  (i) one share of Common Stock, subject to adjustment in certain events, and
  (ii) a cash amount equal to all proportionate accrued but unpaid dividends thereon.

  The Company currently intends to redeem all the outstanding Series A Cumulative Preference Stock (and thereby the Depositary Shares) on the Specified Date if not theretofore redeemed.

  Upon certain mergers, consolidations or other extraordinary transactions of the Company at any time, each outstanding Depositary Share will be entitled to receive consideration of the same type as is received by holders of the Common Stock in such transaction and having a fair value equal to the value of the Common Stock that such Depositary Share would receive if it were redeemed by the Company at such time.

LIQUIDATION PREFERENCE

  Each share of Series A Cumulative Preference Stock has a liquidation preference equal to $60, plus accrued and unpaid dividends. The proportionate liquidation preference of each Depositary Share will be half of this amount.

DIVIDENDS

  Dividends on the Series A Cumulative Preference Stock are cumulative and accrue at the rate of $3.60 per share per annum payable quarterly in arrears in cash on or before the 13th day of each March, June, September and December, the most recent payment having occurred on March 13, 1996. The proportionate annual dividend rate on the Depositary Shares is $1.80 per share and dividends will be payable on the Depositary Shares as, when and if paid on the Series A Cumulative Preference Stock.

VOTING RIGHTS

  A holder of Depositary Shares is entitled to instruct the Preference Stock Depositary as to the exercise of voting rights with respect to the number of shares of Series A Cumulative Preference Stock represented by such holder's Depositary Shares. The holders of Series A Cumulative Preference Stock are entitled to one vote per share (and therefore a holder of Depositary Shares will effectively exercise one vote for each two Depositary Shares owned by such holder), subject to certain adjustments, on all matters to be voted upon by the shareholders of the Company, voting together with the Common Stock as a single class, except as provided by law.

                         SUMMARY FINANCIAL INFORMATION

  The following table represents summary financial information of Sun for each of the five years in the period ended December 31, 1995. Reference is made to the detailed information and financial statements available in the documents described above under "Incorporation of Certain Documents by Reference."

                                                                           YEAR ENDED DECEMBER 31
                                                  ------------------------------------------------------------------------
                                                    1995            1994            1993            1992            1991
                                                  --------        --------        --------        --------        --------
                                                             (MILLIONS OF DOLLARS EXCEPT PER SHARE AND RATIO AMOUNTS)
Sales and other operating revenue (including
 consumer excise taxes).......................    $10,121          $9,818          $9,180         $10,445         $11,493
Income (loss) from continuing operations
 before cumulative effect of change in
 accounting principle/(1)(2)/.................    $   227          $   97          $  283         $  (317)/(3)/   $  (130)/(4)/
Net income (loss)/(1)(2)(5)/..................    $   140          $   90          $  288         $  (559)/(3)/   $  (387)/(4)(6)/
Income (loss) per common share from continuing
 operations before cumulative effect of change
 in accounting principle/(7)/.................    $  2.24          $  .91          $ 2.65         $ (2.98)        $ (1.23)
Net income (loss) per common share/(7)/.......    $  1.29          $  .84          $ 2.70         $ (5.26)        $ (3.65)
Capital expenditures..........................    $   545          $  848/(8)/     $  612         $   530         $   615
Ratio of earnings to combined fixed charges
 and preference stock dividends/(9)/..........       2.68x           2.12x           4.90x           N/A             N/A
                                                                               AT DECEMBER 31
                                                  ------------------------------------------------------------------------
                                                    1995            1994            1993            1992            1991
                                                  --------        --------        --------        --------        --------
                                                               (MILLIONS OF DOLLARS EXCEPT PER SHARE AMOUNTS)
Total assets..................................    $ 5,184          $6,465          $5,900          $6,071         $ 7,017
Long-term debt................................    $   888          $1,073          $  726          $  792         $   852
Stockholders' equity..........................    $ 1,699          $1,863          $1,984          $1,896         $ 2,696
Stockholders' equity per common share.........    $ 17.16/(10)/    $17.42          $18.60          $17.82         $ 25.41

--------
(1) Includes after-tax gains on divestments of $159 million in 1995, $39 million in 1994 and $121 million in 1993.
(2) Includes after-tax provisions for write-down of assets and other matters of $61 million in 1995, $32 million in 1994, $12 million in 1993, $456 million in 1992 and $103 million in 1991.
(3)  Includes after-tax gain on Iranian litigation settlement of $117 million.
(4) Includes after-tax provision for environmental remediation work at various domestic refining and marketing sites of $78 million.
(5) Includes impact of the cumulative effect of a change: in the method of accounting for impairment of long-lived assets in 1995 ($87 million after tax charge); in the method of accounting for postemployment benefits in 1994 ($7 million after-tax charge); in the method of accounting for income taxes in 1993 ($5 million tax benefit); and in the method of accounting for postretirement health care and life insurance benefits in 1992 ($261 million after-tax charge).
(6) Includes after-tax loss from real estate operations held for sale of $255 million. Prior to the fourth quarter of 1993, real estate operations had been classified as discontinued operations in the consolidated financial statements.
(7)  Amounts represent both primary and fully diluted earnings per share.
(8) Excludes $164 million attributable to the purchase of the Girard Point refinery in Philadelphia and related assets.
(9) The ratio of earnings to combined fixed charges and preference stock dividends has been computed using principally pretax earnings from continuing operations before the cumulative effect of change in accounting principles and before deducting fixed charges. Fixed charges are comprised of interest cost and debt expense of continuing operations (including amounts capitalized) and one-third of rental expense applicable to operating leases (which is that portion deemed to be interest). The Company began paying quarterly dividends on its Series A Cumulative Preference Stock in the third quarter of 1995. For 1992 and 1991, earnings were inadequate to cover fixed charges by $454 million and $76 million, respectively, as a result of $745 million and $156 million pretax provisions for write-down of assets and other matters.
(10) Assumes redemption of Series A Cumulative Preference Stock for Common
     Stock.

                                  THE COMPANY

  Sun is the largest independent refining and marketing company in the United States. Headquartered in Philadelphia, Pennsylvania, Sun operates five domestic refineries, markets gasoline under the Sunoco(R) brand through approximately 4,000 service stations in 17 states, sells lubricants and petrochemicals worldwide and operates domestic pipelines and terminals. These refining and marketing activities represented approximately 85 percent of Sun's assets as of December 31, 1995. Sun also conducts coal mining and cokemaking operations in Virginia and Kentucky and produces crude oil and natural gas in the U.K. North Sea.

  Sun's strategy is focused on improving financial and operating results by increasing sales volumes, upgrading its product slate, and improving the reliability and efficiency of production facilities, while reducing operating and administrative costs. As a result of Sun's logistically advantaged refining, chemical and distribution assets and its strong and well-known branded marketing presence in the northeastern United States, Sun believes that it is well-positioned to continue competing effectively.

  Pursuant to its focused strategy, in 1995 Sun implemented an extensive operational and financial restructuring. As part of this program, Sun divested its 55-percent interest in Suncor Inc., its former Canadian petroleum subsidiary, for net proceeds of $770 million. The divestment enabled Sun to repurchase more than $200 million of Company Common Stock and reduce debt by more than $500 million through the use of a significant portion of the proceeds to repay debt and the elimination of approximately $165 million of Suncor's debt. The operational restructuring organized the Company into eight distinct business units, which are described below, a holding company and a services organization. The operational restructuring, combined with additional cost reduction actions taken in 1995, is expected to result in pretax savings of approximately $110 million per year.

REFINING AND MARKETING

 SUN NORTHEAST REFINING

  Sun Northeast Refining operates refineries in Pennsylvania at Marcus Hook and Philadelphia. The Marcus Hook plant has a crude oil processing capacity of 175,000 barrels per day. The Philadelphia complex, with a capacity of 307,000 barrels per day, includes the Girard Point and Point Breeze processing facilities. The Marcus Hook and Philadelphia refineries are interconnected by pipeline, barge, truck and rail which permit the transfer of unfinished stocks between the two refineries. The combined capacity (482,000 barrels per day) of the Philadelphia and Marcus Hook refineries makes Sun the largest refiner in the northeastern U.S., which is among the largest refined product markets in the world.

  Sun Northeast Refining manufactures gasoline and a wide variety of other petroleum products, including diesel fuel, home heating oil, residual fuel oil, asphalt, propane and butane. The unit markets these products to wholesale and industrial customers, and provides product to Sunoco Northeast Marketing and Sunoco Chemicals.

 SUNOCO NORTHEAST MARKETING

  Sunoco Northeast Marketing's 2,944 retail sites sell gasoline, kerosene and diesel fuels, motor oils and other Sunoco accessories. These operations are located in a 12-state region from Maine through northern Virginia, with the highest concentration of outlets in Connecticut, Massachusetts, New Jersey, New York, Pennsylvania and Rhode Island, where Sun, in the aggregate, has the second largest market share.

  Sunoco Northeast Marketing's 279 Ultra Service Centers SM offer state-of-the-art automotive diagnosis and repair, while its 418 APlus(R) convenience store locations are designed to support high-volume sales of gasoline and provide a broad range of merchandise.

  Sunoco Northeast Marketing is the exclusive provider under long-term contracts on several of the major limited access highway systems in the northeastern United States, including the Pennsylvania Turnpike, the New Jersey Turnpike, the Atlantic City Expressway and New Jersey's Palisades Parkway. Sunoco also supplies 16 of the service stops on the New York Thruway and two sites on U. S. Interstate 95 in Maryland.

 SUNOCO CHEMICALS

  Sunoco Chemicals manufactures base and intermediate commodity petrochemicals at Sun's Marcus Hook and Philadelphia refineries and at an ethylene oxide plant in Brandenburg, Kentucky. These chemicals are comprised principally of olefins and their derivatives (ethylene, ethylene oxide and propylene) and aromatics (benzene, cumene, cyclohexane, toluene and xylenes). Sunoco Chemicals sells these products principally in the northeastern United States where it has a competitive advantage due to the geographic proximity of its manufacturing operations to its customers. The balance is sold in other regions of the United States and in Canada, Europe and the Far East.

  Sunoco Chemicals is also a one-third partner in a Mont Belvieu, Texas joint venture that manufactures MTBE used in the production of reformulated fuels. All of the MTBE is purchased by Sun for use at its northeastern refineries pursuant to an off-take agreement.

 SUNOCO LUBRICANTS

  Sunoco Lubricants is one of the largest manufacturers and marketers of lubricating and specialty oil products in the United States. This business unit produces lubricants and fuels at facilities in Yabucoa, Puerto Rico and Tulsa, Oklahoma. These facilities have a combined crude oil processing capacity of 170,000 barrels per day and a combined paraffinic lubes production capacity of 16,800 barrels per day.

  Among the many products manufactured are Sunoco(R) automotive and industrial lubricants, process oils, spray oils (including Sun-Spray(R) Ultra-Fine(R) Horticultural Spray Oil), waxes and synthetic lubricants.

 SUNOCO MIDAMERICA MARKETING & REFINING

  Sunoco MidAmerica Marketing & Refining is an integrated business consisting of retail gasoline and middle distillate marketing operations in the midwestern U.S. (principally Ohio and Michigan). Sunoco MidAmerica is the exclusive retailer of petroleum products on the Ohio Turnpike. This business unit also manufactures and markets fuels and petrochemicals produced at Sun's Toledo, Ohio refinery to wholesale customers.

  Sunoco MidAmerica's major assets are the 125,000-barrel-per-day Toledo refinery and 917 Sunoco(R) service stations supplied by the refinery.

 SUNOCO LOGISTICS

  Sunoco Logistics' business consists of pipeline transportation of crude oil and refined petroleum products; domestic crude oil acquisition from third-party leases; crude oil trucking; and a marine terminal in Nederland, Texas, with 10 million barrels of storage capacity. It also includes product terminals and rail, tank car, transport and marine operations. Sun Pipe Line Company oversees more than 7,000 miles of pipelines in 12 states and has additional equity interests in nearly 3,000 miles of pipeline in three other states.

  Sunoco Logistics' crude oil pipeline operations are located primarily in the Southwest and transport crude oil to refiners (including Sun's Tulsa refinery) or to local trade points. The refined product pipeline operations are located primarily in the Northeast and Midwest and transport gasoline and other petroleum products for Sun's other businesses, integrated petroleum companies and independent marketers and distributors.

SUN COAL AND COKE

  Sun Coal and Coke, headquartered in Knoxville, Tennessee, operates coal mines in southwestern Virginia and southeastern Kentucky and a coke producing facility in southwestern Virginia. Using its environmentally superior non-recovery cokemaking technology, Sun Coal and Coke converted 59 percent of its metallurgical coal production into 660 thousand tons of high-quality coke during 1995. Commencing in April 1996, all coke production will be sold to a domestic steel producer under a long-term contract.

SUN INTERNATIONAL PRODUCTION

  Sun International Production, headquartered in the United Kingdom, is engaged in the development, production and marketing of crude oil and natural gas in the U.K. sector of the North Sea. The North Sea properties contain net proved reserves totalling 39 million barrels of crude oil, condensate and natural gas liquids, and 83 billion cubic feet of natural gas. In 1995, the properties produced 27,400 barrels a day of crude oil and 36 million cubic feet a day of natural gas. Sun is the operator and 59-percent owner of a floating production vessel used in the successful development of the Balmoral, Glamis and Stirling fields in Block 16/21.

                                USE OF PROCEEDS

  All the Depositary Shares offered hereby are being offered by the Selling Shareholders. The Company will receive no proceeds from the sale of the Depositary Shares.

                                CAPITALIZATION

  The following table sets forth the capitalization of Sun as of December 31, 1995. The capitalization table should be read in conjunction with the consolidated financial statements of Sun, including the notes thereto, included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, which is incorporated herein by reference.

                                                          AT DECEMBER 31, 1995
                                                          ---------------------
                                                          (MILLIONS OF DOLLARS)
Short-term borrowings and current portion of long-term
 debt....................................................        $    57
                                                                 =======
Long-term debt...........................................        $   888
                                                                 -------
Stockholders' equity
  Series A Cumulative Preference Stock, no par value,
   issued and outstanding 12,500,000 shares..............            750
  Common Stock, par value $1 per share, issued
   129,709,084 shares....................................            130
  Capital in excess of par value.........................          1,310
  Earnings employed in the business......................          1,518
  Less common stock held in treasury, at cost (55,699,366
   shares)...............................................         (2,009)
                                                                 -------
  Total stockholders' equity.............................          1,699
                                                                 -------
Total stockholders' equity and long-term debt............        $ 2,587
                                                                 =======

                            SELECTED FINANCIAL DATA

  The following table represents selected financial data of Sun for each of the five years in the period ended December 31, 1995. Reference is made to the detailed information and financial statements available in the documents described above under "Incorporation of Certain Documents by Reference."

                                                                           YEAR ENDED DECEMBER 31
                                                  ------------------------------------------------------------------------
                                                    1995            1994            1993            1992            1991
                                                  --------        --------        --------        --------        --------
                                                             (MILLIONS OF DOLLARS EXCEPT PER SHARE AND RATIO AMOUNTS)
Sales and other operating revenue (including
 consumer excise taxes).......................    $10,121          $9,818           $9,180        $10,445         $11,493
Income (loss) from continuing operations
 before cumulative effect of change in
 accounting principle/(1)(2)/.................    $   227          $   97           $  283        $  (317)/(3)/   $  (130)/(4)/
Net income (loss)/(1)(2)(5)/..................    $   140          $   90           $  288        $  (559)/(3)/   $  (387)/(4)(6)/
Income (loss) per common share from continuing
 operations before cumulative effect of change
 in accounting principle/(7)/.................    $  2.24          $  .91           $ 2.65        $ (2.98)        $ (1.23)
Net income (loss) per common share/(7)/.......    $  1.29          $  .84           $ 2.70        $ (5.26)        $ (3.65)
Capital expenditures..........................    $   545          $  848/(8)/ $       612        $   530         $   615
Ratio of earnings to combined fixed charges
 and preference stock dividends/(9)/..........       2.68x           2.12x            4.90x           N/A             N/A
                                                                               AT DECEMBER 31
                                                  ------------------------------------------------------------------------
                                                    1995            1994            1993            1992            1991
                                                  --------        --------        --------        --------        --------
                                                               (MILLIONS OF DOLLARS EXCEPT PER SHARE AMOUNTS)
Total assets..................................    $ 5,184          $6,465           $5,900        $ 6,071         $ 7,017
Long-term debt................................    $   888          $1,073           $  726        $   792         $   852
Stockholders' equity..........................    $ 1,699          $1,863           $1,984        $ 1,896         $ 2,696
Stockholders' equity per common share.........    $ 17.16/(10)/    $17.42           $18.60        $ 17.82         $ 25.41

--------
(1) Includes after-tax gains on divestments of $159 million in 1995, $39 million in 1994 and $121 million in 1993.
(2) Includes after-tax provisions for write-down of assets and other matters of $61 million in 1995, $32 million in 1994, $12 million in 1993, $456 million in 1992 and $103 million in 1991.
(3)  Includes after-tax gain on Iranian litigation settlement of $117 million.
(4) Includes after-tax provision for environmental remediation work at various domestic refining and marketing sites of $78 million.
(5) Includes impact of the cumulative effect of a change: in the method of accounting for impairment of long-lived assets in 1995 ($87 million after tax charge); in the method of accounting for postemployment benefits in 1994 ($7 million after-tax charge); in the method of accounting for income taxes in 1993 ($5 million tax benefit); and in the method of accounting for postretirement health care and life insurance benefits in 1992 ($261 million after-tax charge).
(6) Includes after-tax loss from real estate operations held for sale of $255 million. Prior to the fourth quarter of 1993, real estate operations had been classified as discontinued operations in the consolidated financial statements.
(7)  Amounts represent both primary and fully diluted earnings per share.
(8) Excludes $164 million attributable to the purchase of the Girard Point refinery in Philadelphia and related assets.
(9) The ratio of earnings to combined fixed charges and preference stock dividends has been computed using principally pretax earnings from continuing operations before the cumulative effect of change in accounting principles and before deducting fixed charges. Fixed charges are comprised of interest cost and debt expense of continuing operations (including amounts capitalized) and one-third of rental expense applicable to operating leases (which is that portion deemed to be interest). The Company began paying quarterly dividends on its Series A Cumulative Preference Stock in the third quarter of 1995. For 1992 and 1991, earnings were inadequate to cover fixed charges by $454 million and $76 million, respectively, as a result of $745 million and $156 million pretax provisions for write-down of assets and other matters.
(10) Assumes redemption of Series A Cumulative Preference Stock for Common
     Stock.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OUTLOOK

  The petroleum industry is a highly competitive global business subject to significant volatility. Although Sun cannot be certain that its planning assumptions will prove accurate, these assumptions and anticipated near-term market trends are enumerated below:

  . Sun's results will continue to be highly leveraged to refining margins which are historically difficult to predict. Although market fundamentals for refined petroleum products appear to be improving and offer the possibility for increasing margins over the next several years, the Company has developed a business plan which assumes margins experienced in the 1994-95 time period will continue into the future. This plan is focused on improving Sun's results by increasing sales volumes, upgrading products, improving reliability and efficiency of production facilities and reducing operating and administrative costs.

  . Ample supplies of light sweet crude oil will continue to be available, and the price differential between light sweet and heavy sour crude oils will remain relatively low. As Sun's domestic refineries process approximately 80 percent light sweet crude oil, the availability of light sweet crude oil and its price relative to alternative heavy sour crude oil are important to Sun's profitability and competitive position. The Company continually manages the raw material slate processed at its refineries in an effort to enhance refining margins.

  . Retail gasoline marketing in the northeastern U.S. will continue to offer attractive investment returns. The Company's strategy is to improve profitability in this mature market by increasing sales volumes and reducing operating and administrative costs. The Company will increase market share, despite a continuing rationalization of marginal accounts, through aggressive investments and marketing efforts. As a result of its logistically advantaged refining and distribution assets and its strong branded marketing presence in this region, the Company believes that it is well positioned to compete effectively.

  . Supply and demand for lubricants will be in balance in 1996. However, new lubricants supply coming onstream within the next year is expected to adversely impact margins. The Company is aggressively pursuing new contract customers, upgrading its product mix and lowering production costs to offset the impact of the industry's increase in supply.

  . Overall margins for chemicals in 1996 will decline compared to the very strong margins experienced during 1995.

  . Crude oil prices and production levels will continue to significantly impact the earnings of Sun's International Production business. Crude oil prices, on average, will approximate 1995 levels. While the Company's strategy is to opportunistically invest in producing properties or near-term development projects in the U.K. North Sea if returns on such investments are expected to exceed the Company's cost of capital for such projects, the Company will also consider other options for this business, including divestment. In the absence of acquisitions, the income and crude oil and natural gas reserves and production from this business will decline significantly through the end of the decade.

  . An oversupply of natural gas in the U.K. sector of the North Sea will cause downward pressure on natural gas prices in this region over the next several years. Although a large portion of Sun's natural gas production is sold under long-term contracts to British Gas Corporation, the timing of the liftings and the recognition of earnings associated with these contracts are uncertain.

FINANCIAL AND OPERATIONAL RESTRUCTURING

  During 1995, the Company implemented an extensive operational and financial restructuring designed to significantly improve its competitive position and establish a solid foundation for improved financial performance. The major actions taken by the Company are enumerated below:

  . Divested the Company's 55-percent interest in Suncor Inc., its former
    Canadian petroleum subsidiary, for net cash proceeds of $770 million, of which $635 million was received in June 1995, with the remainder due in 1996;

  . Reduced debt by more than $500 million through the use of a significant portion of the Suncor proceeds to repay debt and the elimination of Suncor's debt of approximately $165 million as part of the Suncor sale;

  . Reduced the quarterly Common Stock dividend from $.45 per share ($1.80 per year) to $.25 per share ($1.00 per year);

  . Repurchased 6.4 million shares of Common Stock through a tender offer for $192 million;

  . Exchanged 25 million Depositary Shares in a tax-free transaction for an equal number of shares of Common Stock. Each Depositary Share represents ownership of one-half of a share of the Company's Series A Cumulative Preference Stock and accrues dividends quarterly at a rate of $.45 per Depositary Share ($1.80 per year);

  . Established a program to purchase up to $100 million of Common Stock in the open market from time to time depending on prevailing market conditions and opportunities. Pursuant to this program, approximately 1.7 million shares of Common Stock were purchased by the Company during 1995 for approximately $46 million;

  . Restructured the Company into eight business units plus a holding company and a services organization. The following "Earnings Profile of Sun Businesses" and related analyses reflect this new organizational structure; and

  . Reduced complement and implemented other cost reduction actions that are expected to result in pretax savings of approximately $110 million a year.

  For additional information regarding the elements of the financial and operational restructuring, see Notes 2 and 15 to the Consolidated Financial Statements in the Company's 1995 Annual Report on Form 10-K, incorporated by reference herein.

RESULTS OF OPERATIONS

  The following Earnings Profile of Sun Businesses and related analyses reflect Sun's new organizational structure established in 1995. Prior year amounts have been restated to conform to this new presentation. The major element of this restatement is the reclassification of Sun's midwestern U.S. wholesale fuels, branded marketing and chemicals operations from the predecessor Fuels and Chemicals businesses into the new Sunoco MidAmerica Marketing & Refining business unit. In addition, the restatement reflects a new method of allocating support costs among Sun's core refining and marketing businesses based upon the level of services rendered.

 EARNINGS PROFILE OF SUN BUSINESSES (AFTER TAX)

                                                      1995    1994/(1)/ 1993/(1)/
                                                      ----    ----      ----
                                                      (MILLIONS OF DOLLARS)
Sun Northeast Refining............................... $(37)   $(77)     $(22)
Sunoco Northeast Marketing...........................   45      59        80
Sunoco Chemicals.....................................   68      25        10
Sunoco Lubricants....................................  (15)     (2)        5
Sunoco MidAmerica Marketing & Refining...............   (8)     (8)        5
Sunoco Logistics.....................................   53      45        55
Sun Coal and Coke....................................   25      15         2
Sun International Production.........................   57      60        73
Corporate expenses...................................  (24)    (23)      (21)
Net financing expenses...............................  (55)    (32)      (25)
Real estate operations held for sale.................   (1)      2         1
Canada (Suncor)/(2)/.................................   23      37        33
                                                      ----    ----      ----
                                                       131     101       196
Special items/(3)/:
  Gain on divestment of Suncor common stock..........  157      --        19
  Gain on divestment of exploration and production
   properties........................................   --      28        80
  Provision for write-down of assets and other
   matters...........................................  (61)    (32)      (12)
  Cumulative effect of change in accounting
   principle/(4)/....................................  (87)     (7)        5
                                                      ----    ----      ----
Consolidated net income.............................. $140    $ 90      $288
                                                      ====    ====      ====

--------
(1) Restated to conform to the 1995 presentation.
(2) Sun reduced its ownership interest in Suncor from 68 percent to 55 percent in May 1993 and sold its remaining 55-percent interest in June 1995.
(3) For a discussion of special items, see Notes 2 and 6 to the Consolidated Financial Statements in the Company's 1995 Annual Report on Form 10-K, incorporated by reference herein.
(4) Consists of the impact of the cumulative effect of a change in the method of accounting for impairment of long-lived assets in 1995, postemployment benefits in 1994 and income taxes in 1993.

 ANALYSIS OF EARNINGS PROFILE OF SUN BUSINESSES

  In 1995, Sun Company, Inc. and its subsidiaries recorded net income of $140 million, or $1.29 per share of common stock compared to $90 million, or $.84 per share in 1994 and $288 million, or $2.70 per share in 1993. Excluding the special items shown separately in the Earnings Profile of Sun Businesses above, Sun's income was $131 million in 1995, compared to $101 million in 1994 and $196 million in 1993.

  The $30 million increase in earnings before special items in 1995 was primarily due to higher chemical, wholesale gasoline and asphalt margins, improved refinery operations, income associated with growth capital expenditures and reduced expenses resulting from cost containment efforts. Partially offsetting these positive factors were record low distillate margins experienced in the first half of 1995, lower retail gasoline and lubricant sales volumes, higher net financing expenses and the absence of earnings from Suncor following its sale in June 1995. In 1994, the $95 million decline in earnings before special items was primarily due to lower average wholesale product margins, lower retail sales volumes and higher operating and administrative expenses. For a more detailed discussion of the key factors that affected Sun's income during the 1993-95 period, see the individual business discussions below.

  Sun Northeast Refining--The Sun Northeast Refining business consists of the manufacturing and wholesale marketing of fuels produced at Sun's Marcus Hook, Pennsylvania and Philadelphia, Pennsylvania refineries.

                                                          1995   1994   1993
                                                          -----  -----  -----
Losses (millions of dollars)............................. $ (37) $ (77) $ (22)
Wholesale margin (per barrel)/(1)/....................... $2.73  $2.38  $2.84
Wholesale sales (thousands of barrels daily):
  To unaffiliated customers:
    Gasoline.............................................  98.2   41.3    6.7
    Middle distillates................................... 133.8  104.3   85.1
    Residual fuel........................................  50.6   34.1   23.7
    Asphalt..............................................  24.1   26.5   25.2
    Other................................................  39.7   38.6   18.5
                                                          -----  -----  -----
                                                          346.4  244.8  159.2
  To affiliates (primarily gasoline)..................... 184.3  197.4  202.0
                                                          -----  -----  -----
                                                          530.7  442.2  361.2
                                                          =====  =====  =====
Crude unit capacity (thousands of barrels daily) at
 December 31............................................. 482.0  482.0  305.0
Crude unit capacity utilized.............................   93%    86%    83%

--------
(1) Wholesale sales price less cost of crude oil, other feedstocks and purchased refined products.

  Sun Northeast Refining results increased $40 million in 1995 after declining $55 million during 1994. The results in 1995 and 1994 included $17 million and $1 million, respectively, of after-tax income from operations at the Philadelphia refinery's 177,000 barrel-per-day Girard Point facilities acquired on August 4, 1994. (See "Sunoco Chemicals" below for a discussion of the income contribution to that business attributable to the Girard Point acquisition.)

  Excluding activity from the Girard Point facilities, Sun Northeast Refining results increased $24 million during 1995 primarily due to higher average wholesale fuels product margins ($36 million), partially offset by lower sales volumes ($15 million). The improvement in wholesale fuels margins reflects the favorable impact of stronger market conditions for asphalt and wholesale gasoline, partially offset by the record low margins for middle distillates experienced in the first half of 1995.

  During 1994, the $55 million decline in Sun Northeast Refining results was largely due to lower average wholesale fuels product margins ($42 million), principally on gasoline, and higher operating and administrative expenses ($11 million), partially offset by a $5 million after-tax gain recognized in connection with the settlement of various inventory hedging contracts.

  Wholesale gasoline margins were adversely impacted in both 1994 and 1995 by the inability to fully recover the higher cost of making reformulated gasoline.

  Sunoco Northeast Marketing--The Sunoco Northeast Marketing business consists of the retail sale of gasoline and middle distillates in New England and the Mid-Atlantic states and convenience-store operations in these regions. Branded marketing operations conducted in the midwestern U.S. are included in the Su-noco MidAmerica Marketing & Refining business discussed below.

                                                              1995  1994  1993
                                                              ----- ----- -----
Income (millions of dollars)................................. $  45 $  59 $  80
Gasoline margin (per barrel)/(1)/............................ $4.88 $4.86 $5.00
Sales (thousands of barrels daily):
  Gasoline................................................... 158.0 168.5 177.6
  Middle distillates.........................................  14.7  16.2  17.2
                                                              ----- ----- -----
                                                              172.7 184.7 194.8
                                                              ===== ===== =====
Retail gasoline outlets...................................... 2,944 3,186 3,424

--------
(1) Retail sales price less wholesale sales price. The retail sales price is the weighted average price received through the various branded marketing distribution channels.

  The $14 million decrease in Sunoco Northeast Marketing income in 1995 was primarily due to a six-percent decline in sales volumes ($14 million) and higher depreciation expense ($6 million), partially offset by lower operating and administrative expenses ($10 million). The volume decline was due largely to the elimination of some marginal accounts and the further rationalization of Sun's service station portfolio in connection with a program to modernize its retail gasoline outlets and convert them to a single brand ("Branded for Success").

  Sunoco Northeast Marketing results declined $21 million in 1994 due largely to lower sales volumes ($11 million) and higher operating and administrative expenses ($9 million) in part due to increased expenses related to the Branded for Success program. The adverse impact of lower retail gasoline margins in 1994 was essentially offset by higher margins on middle distillates sold at retail. The five percent decline in branded gasoline volumes during 1994 was caused primarily by the temporary closure of service stations during the Branded for Success program and the elimination of some marginal accounts.

  Sunoco Chemicals--The Sunoco Chemicals business consists of the manufacturing and marketing of commodity and intermediate petrochemicals produced at the Marcus Hook and Philadelphia refineries, at an ethylene oxide plant in Brandenburg, Kentucky and at a joint venture MTBE facility in Mont Belvieu, Texas. Petrochemicals manufactured and sold at the Toledo, Ohio refinery are included in the Sunoco MidAmerica Marketing & Refining business discussed below.

                                                            1995   1994   1993
                                                           ------ ------ ------
Income (millions of dollars).............................. $   68 $   25 $   10
Chemicals margin (per barrel)/(1)/........................ $25.58 $17.63 $12.61
Petrochemical sales (thousands of barrels daily):
  Aromatics...............................................    8.5    5.2    5.3
  Propylene...............................................    8.1    8.4   10.2
  Ethylene/ethylene oxide.................................    2.3    2.3    2.4
  Other...................................................    2.0    2.6    1.6
                                                           ------ ------ ------
                                                             20.9   18.5   19.5
                                                           ====== ====== ======

--------
(1) Wholesale sales price less the cost of feedstocks and product purchases.

  Income from Sunoco Chemicals increased $43 million in 1995 due to significantly higher margins ($32 million), higher sales volumes ($2 million) and higher aromatics production from the Girard Point facilities acquired from Chevron in August 1994 ($11 million). The addition of cyclohexane production from a new plant completed at the Marcus Hook refinery in the first quarter of 1995 contributed to the higher margins and volumes.

  Sunoco Chemicals income increased $15 million in 1994 due to higher margins ($17 million) and a $10 million contribution from the sale of petrochemicals produced at the Girard Point facilities. A strengthening in the worldwide economy and a cyclical upturn in most petrochemical product markets in the second half of 1994 led to the improved product margins, which continued through most of 1995. Partially offsetting these positive factors were lower sales volumes ($10 million) resulting from production curtailments during the first half of 1994 and higher operating expenses ($5 million).

  Sunoco Lubricants--The Sunoco Lubricants business is comprised of the manufacturing, packaging and marketing of a broad line of lubricating and specialty oils produced at Sun's Tulsa, Oklahoma and Puerto Rico refineries as well as the related manufacturing and wholesale marketing of fuels produced at these facilities.

                                                            1995   1994   1993
                                                            -----  -----  -----
Income (loss) (millions of dollars)........................ $ (15) $  (2) $   5
Wholesale margin (per barrel)/(1)/......................... $4.12  $4.56  $4.79
Wholesale sales (thousands of barrels daily):
  To unaffiliated customers:
    Specialty oils.........................................   8.6    9.8    9.5
    Base oils..............................................   6.9    8.9    6.6
    Waxes and other lubricants.............................   4.5    3.6    3.4
                                                            -----  -----  -----
                                                             20.0   22.3   19.5
    Gasoline...............................................  25.9   31.2   26.8
    Middle distillates.....................................  44.9   47.4   41.5
    Residual fuel..........................................  19.5   13.3   13.7
    Other..................................................  11.1    6.1    9.8
                                                            -----  -----  -----
                                                            121.4  120.3  111.3
  To affiliates/(2)/.......................................  27.0   33.9   34.6
                                                            -----  -----  -----
                                                            148.4  154.2  145.9
                                                            =====  =====  =====

--------
(1) Wholesale sales price less cost of crude oil, other feedstocks and purchased refined products.
(2) Primarily "lubes-extracted" feedstocks which are transported to the Toledo refinery for further processing.

  The $13 million decline in Sunoco Lubricants results in 1995 was due primarily to lower margins on wholesale fuels products ($15 million), principally distillates, and lower lubricants sales volumes ($15 million), partially offset by higher average margins for both base oil and specialty oil products ($9 million) and lower operating and administrative expenses ($9 million). The decline in sales volumes and operating expenses was in part due to a major planned maintenance turnaround at the Tulsa refinery during 1995.

  Income from Sunoco Lubricants declined $7 million in 1994 due largely to lower margins ($18 million), principally for base oils and wholesale fuels products, and higher operating and administrative expenses ($15 million) resulting primarily from increased refinery production levels. Partially offsetting these negative factors were higher lubricants ($16 million) and wholesale fuels ($3 million) sales volumes and a lower effective tax rate ($6 million).

  Sunoco MidAmerica Marketing & Refining--The Sunoco MidAmerica Marketing & Refining business consists of the retail sale of gasoline and middle distillates and convenience-store operations in the midwestern U.S. (primarily Ohio and Michigan) as well as the manufacturing and wholesale marketing of fuels and petrochemicals produced at Sun's Toledo, Ohio refinery.

                                                           1995   1994   1993
                                                           -----  -----  -----
Income (loss) (millions of dollars)....................... $  (8) $  (8) $   5
Retail Marketing:
  Gasoline margin (per barrel)/(1)/....................... $3.86  $3.83  $3.68
  Sales (thousands of barrels daily):
    Gasoline..............................................  46.6   46.4   46.0
    Middle distillates....................................   4.2    4.3    4.2
                                                           -----  -----  -----
                                                            50.8   50.7   50.2
                                                           =====  =====  =====
  Retail gasoline outlets.................................   917    929  1,018
Refining and Wholesale Marketing:
  Wholesale margin (per barrel)/(2)/:
    Fuels................................................. $2.98  $3.75  $3.96
    Petrochemicals........................................ $9.06  $9.88  $6.10
  Wholesale sales (thousands of barrels daily):
    To unaffiliated customers:
      Gasoline............................................  29.9   22.6   23.2
      Middle distillates..................................  13.3   14.4   13.8
      Residual fuel.......................................   3.8    4.1    3.4
      Petrochemicals......................................  10.2    9.0    9.3
      Asphalt.............................................   2.6    2.8    2.9
      Other...............................................   5.8    5.6    8.0
                                                           -----  -----  -----
                                                            65.6   58.5   60.6
    To affiliates and Sunoco MidAmerica Retail Marketing..  54.8   53.8   55.5
                                                           -----  -----  -----
                                                           120.4  112.3  116.1
                                                           =====  =====  =====
Crude unit capacity (thousands of barrels daily) at
 December 31.............................................. 125.0  125.0  125.0
Crude unit capacity utilized..............................   89%    90%    94%

--------
(1) Retail sales price less wholesale sales price. The retail sales price is the weighted average price received through the various branded marketing distribution channels.
(2) Wholesale sales price of fuels and petrochemicals less cost of crude oil, other feedstocks and purchased refined products.

  Sunoco MidAmerica Marketing & Refining results were unchanged in 1995 as lower average wholesale fuels product margins ($21 million) were essentially offset by higher wholesale fuels ($6 million) and petrochemicals ($3 million) sales volumes and lower refinery operating expenses ($10 million). The decline in operating expenses was largely attributable to a major planned maintenance turnaround at the Toledo refinery during 1995.

  Sunoco MidAmerica Marketing & Refining results declined $13 million in 1994 primarily due to lower average wholesale fuels margins ($6 million), lower wholesale fuels sales volumes ($3 million) and higher operating and administrative expenses ($10 million). Partially offsetting these negative factors were higher petrochemicals margins ($8 million).

  Sunoco Logistics--The Sunoco Logistics business consists of pipeline transportation of crude oil and refined petroleum products, domestic crude oil acquisition from third-party leases, crude oil trucking and the Nederland, Texas crude oil terminalling operation.

                                                               1995  1994  1993
                                                               ----- ----- -----
Income (millions of dollars)..................................   $53   $45   $55
Pipeline throughput (thousands of barrels daily):
  Unaffiliated customers......................................   557   565   567
  Affiliated customers........................................   776   715   687
                                                               ----- ----- -----
                                                               1,333 1,280 1,254
                                                               ===== ===== =====

  Sunoco Logistics income increased $8 million in 1995 in part due to higher earnings from Sun's joint venture operations, the Marysville, Michigan crude oil pipeline system and expanded crude oil pipeline operations in Texas. Income from Sun's new inter-refinery pipeline connecting the Philadelphia and Marcus Hook refineries and from a new pipeline delivering jet fuel to the Philadelphia airport also contributed to the improvement in earnings.

  Income from Sunoco Logistics decreased $10 million in 1994 due to the absence of a $10 million after-tax gain recognized in 1993 on the sale of Sun's refined products pipeline system operating in Oklahoma and Arkansas.

  Sun Coal and Coke--The Sun Coal and Coke business consists of coal production from mines in Virginia and Kentucky and coke manufacturing at the Company's facility in Vansant, Virginia.

                                                      1995   1994   1993
                                                     ------ ------ ------
Income (millions of dollars)........................ $   25 $   15 $    2
Average sales price of coal and coke (per ton)...... $37.65 $34.00 $21.49/(1)/
Proven and probable coal reserves (millions of
 tons)..............................................    139    187    251
Production (thousands of tons):
  Coal..............................................  5,121  6,595 12,858
  Coke..............................................    638    678    642

--------
(1) Includes the impact of lower-value subbituminous coal sales prior to the divestment of Sun's western U.S. coal operations during 1993.

  Income from Sun Coal and Coke increased $10 million during 1995 primarily due to higher margins for coke and improved mining operations. During 1994, Sun Coal and Coke earnings increased $13 million primarily due to the exclusion of income of this business from consolidated net income during the first nine months of 1993 when Sun Coal and Coke was accounted for as a discontinued operation. (See Note 2 to the Consolidated Financial Statements in the Company's 1995 Annual Report on Form 10-K, incorporated by reference herein.)

  Sun International Production--The Sun International Production business consists of the development, production and marketing of crude oil, condensate, natural gas liquids and natural gas located in the United Kingdom sector of the North Sea.

                                                            1995   1994   1993
                                                           ------ ------ ------
Income (millions of dollars).............................. $   57 $   60 $   73
Crude oil, condensate and natural gas liquids:
  Proved reserves (millions of barrels) at December 31....     39     38     31
  Net production (thousands of barrels daily).............   27.4   29.0   28.0
  Average price (per barrel).............................. $16.82 $15.73 $16.75
Natural gas:
  Proved reserves (billions of cubic feet) at December
   31.....................................................     83     96    109
  Net production (millions of cubic feet daily)...........     36     46     56
  Average price (per thousand cubic feet)................. $ 2.99 $ 2.96 $ 2.93

  Sun International Production earnings decreased $3 million in 1995 due largely to lower crude oil ($5 million) and natural gas ($7 million) production volumes, and higher operating and administrative expenses ($5 million) attributable to operating activities at the Ninian/Columba fields in the U.K. North Sea, which were acquired in the third quarter of 1994. Also contributing to the decrease in earnings was the absence of a $2 million after-tax gain recognized in 1994 on the redetermination of the Pickerill field in the U.K. North Sea. Partially offsetting these negative factors were higher crude oil prices ($7 million), a gain from the settlement of litigation surrounding previously expropriated assets outside the U.K. North Sea ($4 million) and a decrease in after-tax foreign exchange translation losses ($5 million). The decrease in crude oil volumes was attributable to natural production declines at mature fields in the U.K. North Sea, partially offset by the increased operating activities at the Ninian/Columba fields. The decline in natural gas volumes reflects lower nominations by British Gas Corporation.

  Income declined $13 million in 1994 due largely to lower crude oil prices ($7 million) and natural gas volumes ($8 million) and an increase in after-tax foreign exchange translation losses ($7 million). Partially offsetting these negative factors were the $2 million after-tax gain recognized in 1994 on the redetermination of the Pickerill field and $6 million of after-tax income attributable to crude oil production from the Ninian/Columba fields.

  Net Financing Expenses--Net financing expenses (excluding Suncor) increased $23 million in 1995 primarily due to higher long-term debt expense ($13 million) and lower capitalized interest ($6 million). The increase in long-term debt expense was due largely to the high level of growth capital expenditures in 1994 which was partially offset by the substantial reduction in Company debt that occurred in the second half of 1995 in connection with the financial restructuring. Net financing expenses increased $7 million in 1994 due primarily to the absence of a gain on the sale of an equity investment recognized in 1993 ($3 million) and a higher average borrowing position ($9 million), partially offset by higher earnings from leasing operations ($5 million). The higher average borrowing position in 1994 was due in part to the high level of growth capital spending in that year.

  Real Estate Operations Held for Sale--For a discussion of Sun's real estate operations held for sale, see Note 2 to the Consolidated Financial Statements in the Company's 1995 Annual Report on Form 10-K, incorporated by reference herein.

  Canada (Suncor)--Suncor's operating income decreased $14 million in 1995 primarily due to the absence of earnings subsequent to the June 8, 1995 divestment of Sun's remaining 55-percent interest in this former Canadian petroleum subsidiary. In 1994, operating income at Suncor increased $4 million primarily as a result of higher earnings from Canadian exploration and production and oil sands operations.

  Special Items--For a discussion of the special items shown separately in the Earnings Profile of Sun Businesses, see Notes 2 and 6 to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K, incorporated by reference herein.

 ANALYSIS OF CONSOLIDATED STATEMENTS OF INCOME

  1995 vs. 1994--Sales and other operating revenue increased $303 million, or three percent, principally due to higher domestic refined product sales volumes ($677 million) and prices ($442 million), partially offset by lower domestic consumer excise taxes ($57 million) and lower sales and other operating revenue attributable to Suncor ($733 million, including Canadian consumer excise taxes of $308 million) reflecting its divestment on June 8, 1995. The higher domestic refined product sales volumes were largely attributable to the Girard Point refining facilities acquired on August 4, 1994. For a discussion of the $242 million pretax gain on divestment of Suncor common stock recorded in 1995, see Note 2 to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K, incorporated by reference herein. The $48 million decrease in gain on other divestments is primarily due to the absence of $35 million of gains recognized during 1994 on the divestment of oil and gas properties located in Colombia and the U.K. North Sea. Other income increased $16 million, principally due to higher income from operations held for sale ($6 million), lower foreign exchange losses ($5 million) and higher equity in earnings of affiliated companies ($4 million).

  Cost of products sold and operating expenses increased $753 million, or 12 percent, primarily due to higher domestic crude oil and refined product acquisition costs ($907 million) and higher domestic refinery operating expenses ($72 million), partially offset by lower cost and operating expenses attributable to Suncor ($281 million). The increase in product acquisition costs and refinery operating expenses was largely attributable to the Girard Point refining facilities acquisition. Selling, general and administrative expenses decreased $79 million, or 11 percent, primarily due to lower expenses as a result of the Suncor divestment and cost containment efforts implemented during 1995. Taxes, other than income taxes decreased $375 million, or 17 percent, due to a decline in consumer excise taxes ($365 million) largely attributable to the Suncor divestment. Depreciation, depletion and amortization decreased $18 million, or five percent, primarily as a result of the Suncor divestment ($52 million), partially offset by an increased depreciable asset base in Sun's domestic refining and marketing operations resulting from the high level of 1994 capital spending. For a discussion of the $93 and $54 million pretax provisions for write-down of assets and other matters recorded in 1995 and 1994, respectively, see Note 2 to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K, incorporated by reference herein. The $9 million decrease in exploratory costs and leasehold impairment and the $16 million decrease in minority interest are due to the Suncor divestment. Interest cost and debt expense increased $8 million, or eight percent, due principally to higher long-term debt expense associated with the high level of 1994 growth capital expenditures, partially offset by the substantial reduction in Company debt that occurred in the second half of 1995 in connection with the financial restructuring. For a discussion of the cumulative effect of the changes in accounting principles, see Note 6 to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K, incorporated by reference herein.

  1994 vs. 1993--Sales and other operating revenue increased $638 million, or seven percent, principally due to higher refined product sales volumes ($644 million) and an increase in consumer excise taxes ($233 million), partially offset by lower refined product sales prices ($158 million) and lower revenues from resales of purchased crude oil and refined products ($90 million). The higher refined product sales volumes were primarily due to the acquisition of the Girard Point refining facilities on August 4, 1994. For a discussion of the $30 million pretax gain on divestment of Suncor common stock recorded in 1993, see Note 2 to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K, incorporated by reference herein. The $93 million decrease in gain on other divestments is primarily due to the absence of gains recognized in 1993 on the divestment of a products pipeline system ($17 million) and oil and gas properties located in Dubai, Canada and the U.K. North Sea ($109 million), partially offset by gains recognized in 1994 on the divestment of oil and gas properties located in Colombia and the U.K. North Sea ($40 million). Interest income decreased $2 million, or 11 percent, primarily due to lower average investment balances. Other income decreased $22 million primarily as a result of the absence of a $17 million gain attributable to the 1993 settlement of claims arising from a 1987 fire at Suncor's oil sands plant and lower foreign exchange gains ($6 million).

  Cost of products sold and operating expenses increased $455 million, or eight percent, primarily due to higher domestic crude oil and refined product acquisition costs ($463 million) and higher refinery operating expenses ($95 million), partially offset by lower resales of purchased crude oil and refined products ($90 million). The increase in acquisition costs and refinery operating expenses was primarily due to the acquisition of the Girard Point refining facilities on August 4, 1994. Selling, general and administrative expenses increased $56 million, or nine percent, primarily due to higher expenses in Sun's domestic refining and marketing operations. This increase was due in part to higher employee-related expenses and to increased expenses associated with the Branded for Success program. Taxes, other than income taxes increased $229 million, or 11 percent, due to higher consumer excise taxes ($233 million). Depreciation, depletion and amortization increased $5 million, or one percent, primarily as a result of a higher depreciable asset base in Sun's domestic refining and marketing operations. For a discussion of the $54 and $23 million pretax provisions for write-down of assets and other matters recorded in 1994 and 1993, respectively, see Note 2 to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K, incorporated by reference herein. Interest cost and debt expense increased $16 million, or 20 percent, due largely to higher average corporate borrowings. For a discussion of the cumulative effect of the changes in accounting principles, see Note 6 to the Consolidated Financial statements in the Company's Annual Report on Form 10-K, incorporated by reference herein.

FINANCIAL CONDITION

 CAPITAL RESOURCES AND LIQUIDITY

  Cash and Working Capital--At December 31, 1995, Sun had cash and cash equivalents of $14 million compared to $117 million at December 31, 1994 and had a working capital deficit of $70 million versus a working capital deficit of $407 million at December 31, 1994. Sun's working capital position is considerably stronger than indicated because of the relatively low historical costs assigned under the LIFO method of accounting for most of the inventories reflected in the consolidated balance sheet. The current replacement cost of all such inventories exceeds the carrying value at December 31, 1995 by $528 million. Inventories valued at LIFO, which consist of crude oil and refined products, are readily marketable at their current replacement values. Management believes that the current levels of Sun's cash and working capital provide adequate support for its ongoing operations.

  Cash Flows and Financial Capacity--In 1995, Sun's net cash provided by operating activities ("cash generation") was $352 million compared to $481 million in 1994 and $413 million in 1993. The fluctuations in cash generation during the 1993-95 period were primarily due to changes in income before special items and in working capital pertaining to operating activities. Cash generation was significantly greater than net income during the 1993-95 period primarily due to the significant amounts of noncash charges which result from the capital intensive nature of Sun's businesses.

  Divestment activities have also been a source of cash and have enhanced liquidity. During the 1993-95 period, proceeds from divestments totalled $1,202 million, including $804 million received in the 1993-95 period from the sale of Suncor common stock and $141 million received in the 1993-94 period from the sale of certain exploration and production properties located in Dubai, Colombia, Canada and the U.K. North Sea. In addition, coal operations held for sale provided $129 million in 1993 from the sale of Sun's western U.S. coal operations.

  Management believes that future cash generation will be sufficient to satisfy Sun's capital requirements and to pay the current cash dividends on Common Stock and Series A Cumulative Preference Stock. However, from time to time, the Company's short-term cash requirements may exceed its cash generation due to various factors including volatility in crude oil and refined product markets and increases in capital spending and working capital levels. During those periods, the Company may supplement its cash generation with proceeds from divestment and financing activities. In the event that cash generation and divestment proceeds are insufficient to satisfy near-term cash requirements, the Company has access to $600 million of short-term financing for operations in the form of commercial paper and revolving credit agreements from commercial banks. The Company also has access to short-term financing under non-committed money market facilities.

  The following table sets forth amounts outstanding related to the above short-term borrowing arrangements as well as to Sun's other borrowings at:

                                                               DECEMBER 31
                                                          ---------------------
                                                            1995       1994
                                                          ---------------------
                                                          (MILLIONS OF DOLLARS)
Short-term borrowings:
  Commercial paper....................................... $       4 $       216
  Non-committed money market facilities..................        50           5
                                                          --------- -----------
                                                                 54         221
Current portion of long-term debt........................         3          99
Long-term debt...........................................       888       1,073
                                                          --------- -----------
Total borrowings.........................................      $945 $     1,393
                                                          ========= ===========

  The Company has been able to substantially reduce its debt as a result of the Suncor sale and the financial restructuring completed during 1995. The Company also repurchased approximately 8.1 million shares of Common Stock during 1995 through a tender offer and open market purchases. As a result of these actions, Sun's debt-to-capital ratio declined from 42.8 percent at December 31, 1994 to 35.7 percent at December 31, 1995.

  Management believes there is sufficient borrowing capacity available to provide for Sun's future cash requirements. In addition, the Company has the option of issuing additional Common Stock as a means of increasing its equity base; however, there are no current plans to do so. Furthermore, no commitments have been made with respect to any investment opportunity which would require the use of a significant portion of Sun's unused financial capacity.

 CAPITAL EXPENDITURES

                                          1996 PLAN 1995 1994/(1)/    1993/(1)/
                                          --------- ---- ---------    ---------
                                                (MILLIONS OF DOLLARS)
Sun Northeast Refining...................   $137    $103   $163         $112
Sunoco Northeast Marketing...............    104     102    146          101
Sunoco Chemicals.........................     59      55     61           23
Sunoco Lubricants........................     28      52     25           54
Sunoco MidAmerica Marketing & Refining...     44      48     52           38
Sunoco Logistics.........................     40      42     81           31
Sun Coal and Coke/(2)/...................     18       7     --           --
Sun International Production.............     30      30    100           51
Canada (Suncor)..........................     --     106    220          202
                                            ----    ----   ----         ----
Consolidated capital expenditures........   $460    $545   $848/(3)/    $612
                                            ====    ====   ====         ====

--------
(1) Restated to conform to the new organizational structure established in 1995.
(2) Excludes capital expenditures of Sun Coal and Coke prior to June 30, 1995 while such operations were accounted for as an investment held for sale.
(3) Excludes $164 million attributable to the purchase of the Girard Point refining facilities, related inventory and pipeline interests.

  Capital expenditures for 1995 totalled $545 million compared to $848 million in 1994 and $612 million in 1993. The 36-percent decrease in 1995 was largely due to significantly lower spending on growth projects in Sun's core domestic refining and marketing and international production businesses as the Company focused on fully integrating the acquisitions and growth projects completed during 1994. Also contributing to the decline in 1995 capital spending was a reduction in outlays in Canada as a result of the divestment of Suncor on June 8, 1995.

  Capital expenditures in 1995 included the following major outlays: $61 million related to the Branded for Success service station conversion and modernization program; $26 million at the Marcus Hook refinery to begin expansion of a propylene unit and complete expansion of an ethylene oxide unit; $18 million to complete a new cyclohexane plant and expand benzene extraction capacity at the Marcus Hook refinery (the "Northeast Aromatics and Cyclohexane Project"); $13 million to complete the construction of a pipeline connecting the Philadelphia and Marcus Hook facilities; and $12 million to develop the Columba field in the U.K. North Sea. In 1994, in addition to the acquisition of the Girard Point refining facilities and related assets, major capital expenditures included: $64 million related to the Branded for Success program; $58 million related to the Northeast Aromatics and Cyclohexane Project; $43 million related to the inter-refinery pipeline construction; and $78 million to acquire an interest in the Ninian and Columba fields in the U.K. North Sea. In addition, $58 million was spent in 1994 to substantially complete a $110 million project to upgrade the wastewater treatment processing facilities at the Marcus Hook refinery.

  The 1996 planned capital expenditures include $140 million for growth projects. Significant projects include: ongoing expansion of the propylene unit at the Marcus Hook refinery; continued investment in Sunoco branded marketing outlets; expansion of Sun's pipeline and terminalling capacity; and further development of Sun's existing reserves in the U.K. North Sea. An additional $320 million is designated for legally required and base infrastructure spending in 1996. A significant portion of the $320 million relates to projects that will enhance the reliability of the Company's operations or maintain the high quality image of Sunoco(R) retail outlets.

  See "Environmental Matters" below for further discussion of Sun's capital expenditures in connection with pollution abatement activities.

 ENVIRONMENTAL MATTERS

  Sun is subject to numerous federal, state, local and foreign laws which regulate the discharge of materials into, or otherwise relate to the protection of, the environment. These laws have required, and are expected to continue to require, Sun to make significant expenditures of both a capital and expense nature. Several of the more significant federal laws applicable to the Company's operations include the Clean Air Act, the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act ("RCRA").

  The following table summarizes Sun's expenditures for environmental projects and compliance activities:

                                               1995    1994         1993
                                              ------- -------      -------
                                               (MILLIONS OF DOLLARS)
Pollution abatement capital/(1)/............. $    78 $   245      $   123
Remediation and reclamation..................      49      60           53
Operations, maintenance and administration...     244     224/(2)/     142/(2)/
                                              ------- -------      -------
                                                 $371 $   529      $   318
                                              ======= =======      =======

--------
(1) Capital expenditures for pollution abatement are expected to approximate $33 and $46 million in 1996 and 1997, respectively.
(2) Restated to conform to the 1995 presentation.

  The increase in pollution abatement capital expenditures during 1994 was primarily due to outlays relating to the wastewater treatment and Northeast Aromatics and Cyclohexane projects at the Marcus Hook refinery and to enhancements to the steam and electricity generating facilities at Suncor's oil sands plant.

  The Clean Air Act establishes stringent criteria for regulating air toxics at operating facilities by mandating major reductions in allowable emissions and establishing a more comprehensive list of substances deemed to be air toxics. The Clean Air Act requires refiners to market cleaner-burning gasoline that reduces emissions of certain toxic and conventional pollutants. Compliance with Clean Air Act requirements necessitates significant alterations to the composition of gasoline sold in Sun's northeastern U.S. marketing area by reducing the maximum allowable benzene content, reducing summertime Reid Vapor Pressure ("RVP") and increasing the minimum oxygenate content for certain non-attainment areas. Despite uncertainties regarding the impact on the future profitability of Sun's domestic petroleum businesses of the Clean Air Act, as amended by additional regulations, management of Sun believes these businesses are well positioned to meet the air toxics and reformulated fuel requirements under present regulations as they continue to be phased in over the next few years.

  CERCLA and RCRA, and related state laws subject Sun to the potential obligation to remove or mitigate the environmental effects of the disposal or release of certain pollutants at Sun's facilities and at third-party or formerly-owned sites at which contaminants generated by Sun may be located. Under CERCLA, Sun is subject to potential joint and several liability for the costs of remediation at sites at which it has been identified as a "potentially responsible party" ("PRP"). As of December 31, 1995, Sun had been named as a PRP at 45 sites identified or potentially identifiable as "Superfund" sites under CERCLA. Sun has reviewed the nature and extent of its involvement at each site and other relevant circumstances and, based upon the other parties involved or Sun's negligible participation therein, believes that its potential liability associated with such sites will not be significant. Under RCRA and related state laws, corrective remedial action has been initiated at some of Sun's facilities and will be required to be undertaken by Sun at various of its other facilities. The cost of such remedial actions could be significant but is expected to be incurred over an extended period of time. In addition, Sun is currently involved in litigation with a private party to determine responsibility for remediation at a formerly-owned refinery in Oklahoma. Management believes that Sun is fully indemnified for this potential liability.

  Sun establishes accruals related to environmental remediation activities for work at identified sites where an assessment has indicated that cleanup costs are probable and reasonably estimable. Sun also accrues estimated dismantlement, restoration and abandonment costs at its international oil and gas production operations. For a discussion of the accrued liabilities and charges against income related to these activities, see Note 14 to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K, incorporated by reference herein.

  Total future costs for environmental remediation and dismantlement, restoration and abandonment activities will depend upon, among other things, the identification of additional sites, the determination of the extent of the contamination of each site, the timing and nature of required remedial actions, the technology available and needed to meet the various existing legal requirements, the nature and extent of future environmental laws, inflation rates and the determination of Sun's liability at multi-party sites, if any, in light of the number, participation level and financial viability of other parties.

  Management believes that the overall expenditures for environmental activities are likely to be significant but are expected to be incurred over an extended period of time and to be funded from Sun's net cash provided by operating activities. Although potentially significant with respect to results of operations or cash flows for any one year, management believes that such costs will not have a material impact on Sun's consolidated financial position or, over an extended period of time, on Sun's cash flows or liquidity.

 COMMODITY AND FOREIGN CURRENCY CONTRACTS

  Sun uses futures, options, forwards, swaps and other similar contracts to hedge the impact of fluctuations in oil and natural gas prices, foreign currency exchange rates and interest rates. Significant hedging strategies are reviewed and approved by the Board of Directors before being implemented. Policy controls limit the aggregate commodity and foreign currency price exposure as well as the maximum volume and/or dollar amount of hedging positions.

  In Sun's domestic refining and marketing operations, hedging strategies are used to achieve ratable pricing of crude oil purchases and refined product sales. These hedging activities have not been significant. In 1995, Sun also has entered into foreign currency forward contracts to hedge the impact of exchange rate changes on the Canadian dollar-denominated installment note receivable due in 1996 from the divestment of Suncor. Gains and losses from the above hedging activities have not been material.

 STOCK-BASED COMPENSATION

  In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," was issued. It encourages, but does not require, an alternative method of accounting for employee stock compensation plans to the method currently prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). The new accounting standard will have no impact on Sun's net income or financial position as the Company intends to continue to utilize the accounting guidance set forth in APB No. 25.

                           PRICE RANGE AND DIVIDENDS

  The Company's Common Stock is principally traded on the New York Stock Exchange under the symbol "SUN." The Depositary Shares are traded on the New York Stock Exchange under the symbol "SUN pfA." The following table shows the high and low sale prices for the periods indicated, as reported on the New York Stock Exchange Composite Tape, as well as the cash dividends paid per share for the periods indicated.

                                 COMMON STOCK           DEPOSITARY SHARES/(1)/
                         -------------------------   ---------------------------
                         HIGH     LOW     DIVIDEND   HIGH      LOW      DIVIDEND
                         ----     ---     --------   ----      ---      --------
1996
First Quarter (through
 March 18).............. 30 1/4   25 3/8     .25     30        26          .45
1995
Fourth Quarter.......... 29 3/4   24 3/4     .25     30 1/8    26          .45
Third Quarter........... 29 3/4   25 3/4     .25     30 1/8    27 1/8      .45
Second Quarter.......... 32 7/8   27 1/4     .45
First Quarter........... 30 1/4   27 1/8     .45
1994
Fourth Quarter.......... 32 1/2   26 3/8     .45
Third Quarter........... 29 1/4   25 7/8     .45
Second Quarter.......... 34 3/8   25 1/8     .45
First Quarter........... 35 1/4   29 3/8     .45

--------
(1) The Depositary Shares commenced trading on a "when issued" basis in July 1995 and on a regular basis in August 1995.

  On March 18, 1996, the last sale prices as reported on the New York Stock Exchange Composite Tape were $29 1/2 per share of Common Stock and $29 5/8 per Depositary Share.

  The Company has paid quarterly cash dividends on Common Stock on a regular basis since 1904. In June 1995, the Company announced the reduction of its quarterly Common Stock cash dividend from $.45 per share ($1.80 per year) to $.25 per share ($1.00 per year), commencing with the third quarter dividend paid in September 1995. The Company expects to continue to sustain the quarterly Common Stock cash dividend at its current level.

  In August 1995, the Company completed the exchange of 25,000,000 Depositary Shares, each Depositary Share representing ownership of one-half of a share of the Company's Series A Cumulative Preference Stock for an equal number of shares of Common Stock. The Depositary Shares accrue dividends quarterly at a rate of $.45 per share ($1.80 per year).

                             SELLING SHAREHOLDERS

  The following table sets forth (a) the number and percentage of outstanding Depositary Shares (i) owned by each of the Selling Shareholders immediately prior to this offering, and (ii) to be owned by the Selling Shareholders assuming completion of this offering, and (b) the number of Depositary Shares to be sold by the Selling Shareholders pursuant to this offering:

                                               BENEFICIAL                  BENEFICIAL
                                             OWNERSHIP PRIOR SHARES TO  OWNERSHIP AFTER
                                               TO OFFERING    BE SOLD    OFFERING /(2)/
                                             --------------- ---------- ----------------
 NAME AND ADDRESS OF BENEFICIAL OWNER /(1)/    SHARES    %                SHARES     %
 ------------------------------------------  ---------- ----            ----------  ----
The Pew Memorial Trust......................  7,623,958 30.5  7,623,958       0       0
The J. Howard Pew Freedom Trust.............  1,796,351  7.2  1,796,351       0       0
The Mabel Pew Myrin Trust...................  1,023,509  4.1  1,023,509       0       0
The J. N. Pew, Jr. Charitable Trust.........    908,597  3.6    908,597       0       0
The Medical Trust/(3)/........................  396,176  1.6    396,176       0       0
                                             ---------- ---- ----------   -----   -----
    Total................................... 11,748,591 47.0 11,748,591       0       0
                                             ========== ==== ==========   =====   =====

--------
(1) The Depositary Shares being sold by the Selling Shareholders are beneficially owned by The Glenmede Trust Company, a Pennsylvania trust company without banking powers, which is located at One Liberty Place, Suite 1200, 1650 Market Street, Philadelphia, Pennsylvania 19103 ("Glenmede"). These shares are held by Glenmede in its fiduciary capacity as trustee or co-trustee of the Selling Shareholders, each of which is a charitable trust. Glenmede owns no Depositary Shares or other shares of the Company for its own account. As of February 29, 1996, Glenmede, in its fiduciary capacity for customer accounts other than the Selling Shareholders, was the beneficial owner of 195,854 additional Depositary Shares, constituting .78% of the outstanding Depositary Shares, none of which are being sold in this offering. As to these additional Depositary Shares, Glenmede has sole voting power as to 108,991 shares (.44% of the outstanding Depositary Shares), shared voting power as to 85,756 shares (.34% of the outstanding Depositary Shares), sole investment power as to 7,146 shares (.03% of the outstanding Depositary Shares), and shared investment power as to 169,890 shares (.68% of the outstanding Depositary Shares). In addition, Glenmede, as fiduciary for various client accounts, including the Selling Shareholders, is the beneficial owner of 4,174,025 shares of the Company's Common Stock (5.66% of the outstanding shares of Common Stock). None of these shares of Common Stock are being sold in this offering.
(2) Upon the completion of the offering, the Selling Shareholders will no longer own any Depositary Shares but will own 3,869,148 shares of Common Stock (5.24% of the outstanding Common Stock).
(3) Voting and investment power is shared between Glenmede and Francis M. Richards, Jr., co-trustee with Glenmede of The Medical Trust.

  Effective February 1, 1996, the Company entered into an agreement (the "Registration Rights Agreement") with Glenmede, as trustee or co-trustee of the Selling Shareholders. The Registration Rights Agreement provides that Glenmede has the right to require the Company to complete a maximum of two registrations under the Securities Act of Depositary Shares, Common Stock and/or other voting stock of the Company held by the Selling Shareholders ("Demand Registrations"). The expenses of Demand Registrations (other than fees and expenses of the parties' legal counsel and the parties' internal costs) are to be divided equally between the Company and Glenmede. Glenmede also has the right to request that the Company register shares of Common Stock held by the Selling Shareholders if the Company proposes to register any shares of Common Stock under the Securities Act for sale to the public in an underwritten offering ("Incidental Registrations"). The expenses of Incidental Registrations (other than the fees and expenses of Glenmede's legal counsel and Glenmede's internal costs) are to be paid by the Company. The Registration Rights Agreement prohibits the sale or transfer of the Selling Shareholders' interests in the Company during the term of the Registration Rights Agreement except (i) in a registered public offering, (ii) to the Company, (iii) in response to a public tender offer or exchange offer made to all shareholders of the Company, (iv) in accordance with the terms of the capital stock of the Company held by the charitable trusts, (v) in connection with a merger or other extraordinary corporate transaction, (vi) by charitable gift, or (vii) after June 30, 1996, in accordance with Rule 144 promulgated by the Commission.

  If all of the Depositary Shares being offered are sold, Glenmede's rights to both Demand Registrations and Incidental Registrations will terminate.

                                 CAPITAL STOCK

  The authorized capital stock of the Company consists of 200,000,000 shares of Common Stock, of which 73,807,207 shares were outstanding on February 29, 1996, and 15,000,000 shares of cumulative preference stock without par value ("Preference Stock"), of which 12,500,000 shares of Series A Cumulative Preference Stock were outstanding on February 29, 1996.

  During August 1995, the Company completed the exchange of 25,000,000 Depositary Shares in a tax-free transaction for an equal number of shares of its Common Stock. Each Depositary Share represents ownership of one-half of a share of the Series A Cumulative Preference Stock.

COMMON STOCK

  All shares of Common Stock presently outstanding are duly authorized, fully paid and nonassessable. Holders of the Common Stock are entitled to one vote per share on any matter submitted to the stockholders and do not have cumulative voting rights. The Common Stock is not redeemable or convertible and the holders of Common Stock do not have any preemptive right to purchase securities of the Company. Upon dissolution of the Company, the holders of Common Stock are entitled to receive ratably all of the assets, if any, which remain legally available for distribution to the Company's stockholders after the liquidation preferences of the Company's Preference Stock, if any, have been satisfied in full. Subject to the prior dividend rights of the holders of any Preference Stock, the holders of the Common Stock outstanding from time to time are entitled to receive dividends as and when declared by the Board of Directors of the Company out of funds legally available therefor.

PREFERENCE STOCK

  The Board of Directors of the Company is authorized without further stockholder action to provide for the issuance of up to 15,000,000 shares of Preference Stock in one or more series and to determine the designations, preferences, dividend rates, liquidation rights, voting rights, conversion rights, redemption rights, sinking funds, stated value and such other provisions as may be determined by the Board of Directors pursuant to Pennsylvania law. On June 12, 1995, the Board of Directors designated 12,500,000 shares of the Preference Stock as Series A Cumulative Preference Stock with the rights discussed below under "Series A Cumulative Preference Stock."

  In addition, on February 1, 1996, the Board of Directors designated an additional 1,743,019 shares of Preference Stock as Series B Participating Cumulative Preference Stock and reserved such shares for issuance pursuant to a Shareholder Rights Agreement dated February 1, 1996 between the Company and First Chicago Trust Company of New York, as the rights agent. For additional information, see "Shareholder Rights Plan" below.

 SERIES A CUMULATIVE PREFERENCE STOCK

  Rank--The Series A Cumulative Preference Stock ranks, with respect to dividend rights and rights upon liquidation, dissolution or winding up, prior to the Common Stock and to any other capital stock of the Company (collectively, the "Junior Stock"), other than capital stock which shall by its terms rank prior to or on a parity with ("Parity Stock") Series A Cumulative Preference Stock and which shall be authorized by a vote of the holders of at least two-thirds of the then-outstanding Preference Stock of all series voting separately as a class without regard to series.

  Dividend Rights--Holders of Series A Cumulative Preference Stock are entitled to receive when and as declared by the Board of Directors of the Company, cumulative cash dividends accruing at the rate per share

(the "Dividend Rate") of $3.60 per annum and no more, payable in cash quarterly, each such quarterly payment to be in respect of the quarterly period ending on the day next preceding the date such payment to holders of Series A Cumulative Preference Stock of record on the respective dates, not exceeding 40 days preceding such quarterly dividend payment dates, fixed for that purpose by the Board of Directors. Such dividends are cumulative from June 12, 1995 (the "Accrual Date") and accrue daily. Accruals of dividends do not bear interest. Dividends are payable on or before each March 13, June 13, September 13 and December 13 (or, if any such day is not a business day, on the next succeeding business day).

  Dividends will cease to accrue in respect of any shares of Series A Cumulative Preference Stock redeemed on the redemption date with respect to such redemption. See "Redemption" below.

  Dividends on the Series A Cumulative Preference Stock accrue whether or not such dividends are declared and accumulate to the extent they are not paid on the dividend payment date for the quarter for which they accrue. Holders of Series A Cumulative Preference Stock are not entitled to any dividends, whether payable in cash, property or stock, in excess of full cumulative accrued dividends as described herein.

  Before any dividends (other than dividends payable in Junior Stock) on any Junior Stock shall be declared and set apart for payment or paid, the holders of shares of Series A Cumulative Preference Stock are entitled to receive cash dividends, when and as declared by the Board of Directors at the Dividend Rate, and no more. No dividends shall be declared or paid or set apart for payment on the Series A Cumulative Preference Stock in respect of any quarterly dividend period unless there shall likewise be or have been declared and paid or set apart for payment on all shares of Preference Stock of each other series at the time outstanding like dividends in proportion to the respective annual dividend rates fixed therefor for all quarterly dividend periods coinciding with or ending before such quarterly dividend period.

  So long as any shares of Series A Cumulative Preference Stock are outstanding, the Company shall not declare or set apart for payment or pay any dividends (other than stock dividends payable upon shares of Junior Stock) or make any distribution on any Junior Stock and shall not redeem, purchase or otherwise acquire, or permit any subsidiary to purchase or otherwise acquire, any shares of such Junior Stock if at the time of making such declaration, payment, distribution, redemption, purchase or acquisition the Company shall be in default with respect to any dividend payable on, or any obligation to purchase, shares of Series A Cumulative Preference Stock; provided, however, that, notwithstanding the foregoing, the Company may at any time redeem, purchase or otherwise acquire shares of stock of any such Junior Stock in exchange for, or out of net cash proceeds from the sale of, other shares of stock of any Junior Stock.

  Liquidation Preference--Upon the voluntary or involuntary liquidation, dissolution or winding up of the Company, the shares of Series A Cumulative Preference Stock shall be preferred as to assets over Junior Stock so that the holder of each share of the Series A Cumulative Preference Stock shall be entitled to be paid or to have set apart for payment in respect of each such share, before any distribution is made to the holders of any Junior Stock, a liquidation preference equal to $60, plus an amount equal to all dividends accrued and unpaid up to and including the date fixed for payment, and such holder of a share of Series A Cumulative Preference Stock shall not be entitled to any other payment. If upon any such liquidation, dissolution or winding up of the Company, its net assets shall be insufficient to permit the payment in full of the respective amounts to which the holders of all outstanding shares of the Series A Cumulative Preference Stock and any outstanding Preference Stock that is Parity Stock are entitled, the entire remaining net assets of the Company shall be distributed among the holders of the Series A Cumulative Preference Stock and any outstanding Preference Stock that is Parity Stock, in amounts proportionate to the full preferential amounts to which they are respectively entitled.

  The voluntary sale, lease, exchange or transfer of cash, shares of stock (securities or other consideration) of all or substantially all the Company's property or assets to, or its consolidation or merger with, one or more corporations shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the Company.

  The liquidation preference of the Series A Cumulative Preference Stock is not indicative of the price at which the Depositary Shares may actually trade.

  Voting Rights--The holders of shares of Series A Cumulative Preference Stock are entitled to vote on all matters submitted to a vote of the holders of the Common Stock, voting together with the holders of the Common Stock (and any other class or series of capital stock of the Company entitled to vote together with the Common Stock) as one class. Each share of Series A Cumulative Preference Stock is entitled to one vote.

  In addition, if the Company shall have failed to pay, or declare and set apart for payment, dividends on Preference Stock in an aggregate amount equivalent to six full quarterly dividends on all shares of Preference Stock at the time outstanding, the number of Directors of the Company shall be increased by two at the first annual meeting of the shareholders of the Company held thereafter, and at such meeting and at each subsequent annual meeting until dividends payable for all past quarterly dividend periods on all outstanding shares of Preference Stock shall have been paid, or declared and set apart for payment, in full, the holders of the shares of Preference Stock of each series shall have, in addition to any other voting rights which they may otherwise have, the exclusive and special right, voting separately as a class without regard to series, each share of Preference Stock entitling the holder thereof to one vote per share, to elect two additional members of the Board of Directors to hold office for a term of one year; provided, however, that the right to vote as a class upon the election of such two additional Directors shall not limit the right of holders of the Series A Cumulative Preference Stock to vote upon the election of all other Directors and upon such other matters set forth in the immediately preceding paragraph above. Upon such payment, or declaration and setting apart for payment, in full, the terms of the two additional Directors so elected shall forthwith terminate, and the number of Directors of the Company shall be reduced by two and such special voting right of the holders of shares of Series A Cumulative Preference Stock shall cease, subject to increase in the number of Directors as aforesaid and to revesting of such voting right in the event of each and every additional failure in the payment of dividends in an aggregate amount equivalent to six full quarterly dividends as aforesaid.

  The Company shall not, without the affirmative vote or consent of the holders of at least 66 2/3 percent of the number of shares of Preference Stock of all series at the time outstanding, voting or consenting (as the case may be) separately as a class without regard to series, given in person or by proxy, either in writing or resolution adopted at a meeting:

    (i) create any class of stock ranking prior to or on a parity with Preference Stock as to dividends or upon liquidation or increase the authorized number of shares of any previously authorized class of stock;

    (ii) alter or change any of the provisions of the Articles of Incorporation so as to adversely affect the preferences, special rights or powers given to the Preference Stock;

    (iii) increase the number of shares of Preference Stock which the Company is authorized to issue; or

    (iv) alter or change any of the provisions of the Articles of Incorporation or hereof so as to adversely affect the preferences, special rights or powers given to the Series A Cumulative Preference Stock.

  Redemption--At any time and from time to time, the Company shall have the right to call, in whole or in part, the outstanding shares of Series A Cumulative Preference Stock for redemption (the "Redemption Date"). On any Redemption Date, the Company shall deliver to the holders thereof, in exchange for each such share called for redemption, the following consideration:

    (1) in the event such Redemption Date is prior to June 12, 1998 (the "Specified Date"),

      (i) a number of shares of Common Stock equal to the Preference Stock Call Price (as defined below) in effect on the Redemption Date divided by the Current Market Price (as defined below) of the Common Stock as of the end of the second trading day immediately preceding the date on which the Company commences the mailing of notice regarding the redemption to the holders of the Series A Cumulative Preference Stock; and

      (ii) an amount in cash equal to all accrued and unpaid dividends on such share of Series A Cumulative Preference Stock to and including the Redemption Date, whether or not declared, out of funds legally available therefor (and dividends shall cease to accrue on such share as of such Redemption Date); and

    (2) in the event such Redemption Date is on or after the Specified Date,

      (i) shares of Common Stock at the Common Equivalent Rate (as defined below) in effect on the Redemption Date; and

      (ii) an amount in cash equal to all accrued and unpaid dividends on each such share of Series A Cumulative Preference Stock to and including the Redemption Date, whether or not declared, out of funds legally available for the payment of dividends (and dividends shall cease to accrue on such share as of such Redemption Date).

  The Company currently intends to redeem all of the outstanding shares of Series A Cumulative Preference Stock (and Depositary Shares represented thereby) on the Specified Date if not theretofore redeemed.

  If at any time less than all of the shares of Series A Cumulative Preference Stock then outstanding are to be called for redemption, the shares to be redeemed may be selected by lot or such other equitable method as the Board of Directors of the Company in its discretion may determine.

  The opportunity for equity appreciation afforded by an investment in Series A Cumulative Preference Stock (and the Depositary Shares) is limited because the Company may, at its option, call the Series A Cumulative Preference Stock (and thereby the Depositary Shares) for redemption at any time prior to the Specified Date at the Preference Stock Call Price, and may be expected to do so prior to the Specified Date if, among other things, the market price of the Common Stock has theretofore exceeded the Depositary Share Call Price. Because the price of the Common Stock is subject to market fluctuations, the value of the Common Stock received by a holder of Depositary Shares upon redemption thereof on or after the Specified Date may be more or less than the value of the Common Stock as of the date of this offering.

  The shares of Series A Cumulative Preference Stock are not redeemable for Common Stock or cash at the option of the holders thereof.

  Upon the effectiveness at any time of a merger, consolidation or similar extraordinary transaction involving the Company that results in the conversion or exchange of the Common Stock into, or results in the holders of Common Stock having the right to receive, other securities or other property (a "Fundamental Transaction"), the holder of each share of Series A Cumulative Preference Stock will be entitled to receive consideration in such transaction of the same type as is received by holders of Common Stock in such transaction and having a fair value equal to the value of the Common Stock that the holder of such share of Series A Cumulative Preference Stock would receive if such share of Series A Cumulative Preference Stock were redeemed by the Company at such time.

  The "Common Equivalent Rate" initially will be two shares of Common Stock for each share of Series A Cumulative Preference Stock, subject to adjustment in the event of certain stock dividends or distributions, subdivisions, splits, combinations, issuances of certain rights or warrants, distributions of certain assets, or certain other dilutive events with respect to the Common Stock.

  The term "Current Market Price" on any date of determination means the average closing price of a share of Common Stock on the NYSE for the five consecutive trading days ending on and including such date of determination; provided, however, that if the closing price of the Common Stock on the NYSE on the trading day next following such five-day period (the "next-day closing price") is less than 95 percent of such average closing price, then the Current Market Price per share of Common Stock on such date of determination will be the next-day closing price; and provided further that, with respect to any redemption of the Series A Cumulative

Preference Stock, if any adjustment of the Common Equivalent Rate becomes effective during the period beginning on the first day of such five-day period and ending on the applicable redemption date, the Current Market Price as determined pursuant to the foregoing will be appropriately adjusted to reflect such adjustment.

  The "Preference Stock Call Price" was $84.79952 for each share of Series A Cumulative Preference Stock on the Accrual Date (June 12, 1995), declining by $.004444 on each day thereafter (computed on the basis of a 360-day year of twelve 30-day months) to $80.26664 on April 12, 1998, and equal to $80 per share thereafter through June 11, 1998. The Preference Stock Call Price in effect at any time is equal to the sum of (i) $80 plus (ii) the Dividend Premium (as defined below) then in effect. The term "Dividend Premium" with respect to a share of the Series A Cumulative Preference Stock means an amount equal to $4.79952 for each share of Series A Cumulative Preference Stock on the Accrual Date, declining by $.004444 on each day thereafter to $.26664 on April 12, 1998, and equal to $0 per share thereafter through June 11, 1998.

  Notice of a redemption must be given to the holders of Series A Cumulative Preference Stock at least 30 but not more than 60 days prior to the Redemption Date.

  No fractional shares of Common Stock or scrip representing fractional shares of Common Stock shall be issued upon the redemption of any shares of Series A Cumulative Preference Stock. Instead of any fractional interest in a share of Common Stock which would otherwise be deliverable upon the redemption of a share of Series A Cumulative Preference Stock, the Company shall pay to the holder of such share an amount in cash (computed to the nearest cent) equal to the same fraction of the Current Market Price of the Common Stock determined as of the second trading day immediately preceding the relevant notice date.

  Miscellaneous--The Series A Cumulative Preference Stock has no rights to convert into Common Stock. The Series A Cumulative Preference Stock has no preemptive rights.

 DEPOSITARY SHARES

  Each Depositary Share represents ownership of one-half of a share of Series A Cumulative Preference Stock deposited under the Deposit Agreement dated as of June 13, 1995 (the "Deposit Agreement") between the Company and First Chicago Trust Company of New York, as depositary (the "Preference Stock Depositary"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share is entitled, proportionately, to all the rights, preferences, privileges and obligations of the Series A Cumulative Preference Stock represented thereby (including dividend, voting, redemption and liquidation rights).

  The Depositary Shares are evidenced by depositary receipts issued pursuant to the Deposit Agreement (the "Depositary Receipts"). The Depositary Shares are subject to the terms and conditions of the Deposit Agreement.

  Withdrawal of Preference Stock--Upon surrender of Depositary Receipts at the principal office of the Preference Stock Depositary, upon payment of a sum sufficient for the payment of any tax or other governmental charge with respect thereto, and subject to the terms of the Deposit Agreement, the owner of the Depositary Shares evidenced thereby is entitled to delivery of the number of whole shares of Series A Cumulative Preference Stock represented by such Depositary Shares. Fractional shares of Series A Cumulative Preference Stock will not be issued. However, the Preference Stock Depositary may, with the Company's consent, sell such shares of Series A Cumulative Preference Stock representing in the aggregate such fractional interests, and the net proceeds of such sale shall be distributed to the record holders of the fractional interests. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of Series A Cumulative Preference Stock to be withdrawn, the Preference Stock Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares. Holders of Series A Cumulative Preference Stock thus withdrawn will not thereafter be entitled to deposit such shares under the Deposit Agreement or to receive Depositary Receipts evidencing Depositary Shares therefor. There is currently no market for Series A Cumulative Preference Stock and it is not expected that an active trading market for Series A Cumulative Preference Stock will develop.

  Call or Redemption of Depositary Shares--As described under "Series A Cumulative Preference Stock--Redemption," the Series A Cumulative Preference Stock is subject to the right of the Company to call the Series A Cumulative Preference Stock (and thereby the Depositary Shares) at any time, at the Company's option, for redemption. The Depositary Shares are subject to call or redemption upon the same terms and conditions (including as to notice to the owners of Depositary Shares and as to selection of Depositary Shares to be called if fewer than all the outstanding Depositary Shares are to be called) as the Series A Cumulative Preference Stock held by the Preference Stock Depositary in exchange for Common Stock delivered by the Company to the Preference Stock Depositary, except that the number of shares of Common Stock received upon call or redemption of each Depositary Share will be equal to one-half of the number of shares of Common Stock received upon call or redemption of each share of Series A Cumulative Preference Stock. To the extent that Depositary Shares are redeemed for Common Stock and all of such Common Stock cannot be distributed to the record holders of Depositary Receipts without creating fractional interests in such shares, the Preference Stock Depositary may, with the consent of the Company, adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including the public or private sale of such shares representing in the aggregate such fractional interests at such places and upon such terms as it may deem proper, and the net proceeds of any such sale shall be distributed or made available for distribution to such record holders that would otherwise have received fractional interests in such shares. The amount distributed in the foregoing cases may be reduced by any amounts required to be withheld by the Company or the Preference Stock Depositary on account of taxes or otherwise required pursuant to law, regulation or court process.

  Dividends and Other Distributions--The Company, on behalf of the Preference Stock Depositary (or, if the Company determines otherwise, the Preference Stock Depositary), will distribute all cash dividends or other cash distributions in respect of the Series A Cumulative Preference Stock represented by the Depositary Shares to the record holders of Depositary Receipts in proportion to the number of Depositary Shares owned by such holders on the relevant record date, which will be the same date as the relevant record date fixed by the Company for the Series A Cumulative Preference Stock. In each case where a holder of Depositary Shares would otherwise be entitled to receive a fraction of a cent, the Company, on behalf of the Preference Stock Depositary (or, if the Company determines otherwise, the Preference Stock Depositary), will round the amount of the distribution up to the next whole cent.

  In the event of a distribution other than in cash, the Company, on behalf of the Preference Stock Depositary (or, if the Company determines otherwise, the Preference Stock Depositary), will distribute property to the record holders of Depositary Receipts entitled thereto, in proportion, as nearly as may be practicable, to the number of Depositary Shares owned by such holders on the relevant record date, unless the Company determines that it is not feasible to make such distribution, in which case the Company on behalf of the Preference Stock Depositary (or, if the Company determines otherwise, the Preference Stock Depositary), may adopt any other method for such distribution as it deems appropriate, including the sale of such property and distribution of the net proceeds from such sale to such holders.

  Procedures for Voting--Upon receipt of notice of any meeting at which the holders of Series A Cumulative Preference Stock represented by such holders' Depositary Shares are entitled to vote, the Preference Stock Depositary (unless another arrangement for allowing holders of Depositary Shares to exercise the voting rights associated with the Depositary Shares is agreed by the Company and the Preference Stock Depositary) will, as soon as practicable thereafter, cause the information contained in such notice of meeting to be mailed to the record holders of Depositary Receipts as of the record date for such meeting. Each such record holder of Depositary Receipts will be entitled to instruct the Preference Stock Depositary as to the exercise of voting rights with respect to the number of shares of Series A Cumulative Preference Stock represented by such holder's Depositary Shares. The Preference Stock Depositary will endeavor, insofar as practicable, to vote with respect to the number of shares of Series A Cumulative Preference Stock represented by such Depositary Shares in accordance with such instructions, and the Company intends to take all action which may be deemed necessary by the Preference Stock Depositary in order to enable the Preference Stock Depositary to do so. The Preference Stock Depositary will abstain from voting with respect to the Series A Cumulative Preference Stock to the extent that it does not receive specific written instructions from the holders of Depositary Receipts.

  Amendment and Termination of Deposit Agreement--The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time and from time to time be amended by agreement between the Company and the Preference Stock Depositary. However, any amendment which imposes or increases any fees, taxes, or charges upon holders of Depositary Shares (other than fees and other charges payable by such holders as provided for in the Deposit Agreement or Depositary Receipt and as stated under "Charges of Preference Stock Depositary"), or which otherwise prejudices any substantial existing right of holders of Depositary Shares, will not take effect as to outstanding Depositary Shares until the expiration of 30 days after notice of such amendment has been mailed to the record holders of outstanding Depositary Shares. Every holder of an outstanding Depositary Share at the time any such amendment becomes effective will be deemed, by continuing to hold such Depositary Share, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. No such amendment may impair the right, subject to the terms of the Deposit Agreement, of any owner of any Depositary Shares to surrender the Depositary Receipt evidencing such Depositary Shares with instructions to the Preference Stock Depositary to deliver to the holder of the Series A Cumulative Preference Stock represented thereby, except in order to comply with mandatory provisions of applicable law.

  The Deposit Agreement may be terminated by the Company or the Preference Stock Depositary only if (a) (i) all outstanding Depositary Shares have been redeemed or (ii) there has been a final distribution in respect of the Series A Cumulative Preference Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution has been made to all the holders of Depositary Shares; and (b) reasonable notice has been given to any remaining holders of Depositary Shares. In the event the Deposit Agreement is terminated, the Company will use its best efforts to list the Series A Cumulative Preference Stock on the NYSE or any other national securities exchange on which the Common Stock is listed.

  Charges of Preference Stock Depositary--The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Preference Stock Depositary for any redemption of the Series A Cumulative Preference Stock and all withdrawals of the Series A Cumulative Preference Stock by owners of Depositary Shares. Holders of Depositary Shares will pay transfer, income and other taxes and governmental charges and charges incurred by the Preference Stock Depositary at the election of the holder, as provided in the Deposit Agreement to be for their accounts. In certain circumstances, the Preference Stock Depositary and the Company may refuse to transfer Depositary Shares, may withhold dividends and distributions and may sell Depositary Shares if such charges are not paid.

  Other Rights--As to any alleged breach of fiduciary or contractual duty owed to a holder of Depositary Shares by either the Company or its directors, such holder has the same right to bring a cause of action as would any owner of Series A Cumulative Preference Stock whose shares were held of record by a nominee, including so-called "street name" shares. Such a cause of action could be brought either directly or derivatively on behalf of the Company, depending on the nature of the underlying claim; provided that in bringing any such cause of action, a holder of Depositary Shares must otherwise comply with applicable statutory or common law requirements. In addition, holders of Depositary Shares may request the Preference Stock Depositary to bring such causes of action provided indemnities satisfactory to the Preference Stock Depositary are given.

  Miscellaneous--The Company will deliver to the Preference Stock Depositary all reports to shareholders and other communications which the Company is required to furnish to the holders of the Series A Cumulative Preference Stock by law, by the rules of the NYSE or by the Articles of Incorporation of the Company or Statement of Designation relating to the Series A Cumulative Preference Stock. The Preference Stock Depositary will forward, at the Company's expense, to the holders of Depositary Shares and will make available for inspection by holders of such Depositary Shares at the principal office of the Preference Stock Depositary, and at such other places as it may from time to time deem advisable, any reports and communications received from the Company.

  Neither the Preference Stock Depositary nor the Company will be subject to any liability under the Deposit Agreement to holders of Depositary Receipts other than for negligence, bad faith or willful misconduct. Neither the Preference Stock Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Preference Stock Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder, and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or shares of Series A Cumulative Preference Stock unless satisfactory indemnity is furnished. The Company and Preference Stock Depositary may rely upon written advice of counsel or accountants, on information provided by holders of Depositary Shares or other persons believed in good faith to be competent to give such information and on documents believed to be genuine and to have been signed or presented by the proper party or parties.

  Resignation and Removal of Preference Stock Depositary--The Preference Stock Depositary may resign at any time by delivering to the Company notice of its election to do so. The Company may at any time, by notice, remove the Preference Stock Depositary or may terminate the engagement of the Preference Stock Depositary with respect to any or all of its duties and obligations under the Deposit Agreement. Any such resignation, removal or termination will take effect upon the appointment of a successor Preference Stock Depositary and such successor's acceptance of such appointment with respect to all the predecessor's duties and obligations so terminated. Such successor Preference Stock Depositary must be appointed within 45 days after delivery of the notice for resignation, removal or termination, or the predecessor Preference Stock Depositary may petition a court of competent jurisdiction to appoint a successor. If the successor Preference Stock Depositary is to acquire title to Series A Cumulative Preference Stock, such successor must be a bank or trust company having its principal office in the United States of America and having a combined capital and surplus of at least $50,000,000.

PROCEDURES WITH RESPECT TO CERTAIN BUSINESS COMBINATIONS

  Under the Company's Articles of Incorporation, a business combination or other specified transaction entered into with a holder (with certain exceptions) of more than 10 percent of the voting stock of the Company (a "Related Person") must either (i) be approved by a vote of the holders of not less than 75 percent of the outstanding shares of the Company's voting stock held by stockholders other than the Related Person; (ii) be approved by two-thirds of the members of the Board of Directors not affiliated with the Related Person; or (iii) satisfy certain minimum price criteria and procedural requirements with respect to the remaining stockholders.

RIGHT OF 10 PERCENT SHAREHOLDER TO CALL SPECIAL MEETING

  Glenmede, as a beneficial owner of 10 percent of the voting stock of the Company, has the right to call a special meeting of the Company's shareholders and the right to propose amendments to the Company's Articles of Incorporation. Upon the completion of this offering, Glenmede will no longer hold beneficial ownership of 10 percent or more of the Company's voting stock, and as a result, will no longer have the right to call a special meeting of the Company, pursuant to the Company's Articles of Incorporation and Bylaws. The Company is not aware of any other holder of 10 percent of the voting stock of the Company.

SHAREHOLDER RIGHTS PLAN

  On February 1, 1996, the Company adopted a Shareholder Rights Plan (the "Plan") and designated 1,743,019 shares of its remaining 2,500,000 authorized cumulative preference stock as the "Series B Participating Cumulative Preference Stock." Pursuant to the Plan, the Company declared a dividend of one stock purchase right ("Right") for each share of Common Stock and two Rights for each share of Series A Cumulative Preference Stock (equivalent to one Right for each Depositary Share) outstanding at the close of business on February 12, 1996. A Right will be granted for each share of Common Stock issued after such date and prior to the expiration of the Plan.

  Generally, the Rights become exercisable a specified period after a party acquires 15 percent or more of the voting stock or announces a tender offer for 15 percent or more of the voting stock. Each Right initially entitles a holder to purchase one one-hundredth of a share of the Series B Participating Cumulative Preference Stock for $100. After a party has acquired 15 percent or more of the voting stock, each Right will entitle a holder to pay $100 for the number of shares of Common Stock (or in certain situations, common stock of the acquiring party) having a then current market value of $200. Alternatively, the Company has the option to exchange one share of Common Stock for each Right at any time after a party has acquired at least 15 percent but less than 50 percent of the voting stock. The Company may redeem each Right for $.01 per Right at any time until the end of a specified period after a party has acquired 15 percent or more of the voting stock. In general, none of the benefits of the Rights will be available to a holder of 15 percent or more of the voting stock. The Rights will expire on February 12, 2006, unless earlier exchanged or redeemed.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

  The following summary describes certain United States federal income tax consequences of the purchase and disposition or exchange of Depositary Shares and Series A Cumulative Preference Stock. The discussion contained in this summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations, judicial decisions and administrative pronouncements, changes to which could materially affect the tax consequences described herein and could be made on a retroactive basis. In addition, stock having terms closely resembling those of the Series A Cumulative Preference Stock have not been the subject of any regulation, ruling or judicial decision currently in effect and there can be no assurance that the Internal Revenue Service will take the positions set forth below.

  The summary discusses only Depositary Shares and Series A Cumulative Preference Stock held as capital assets within the meaning of Section 1221 of the Code and addresses only holders who are "United States" persons for purposes of the Code. The summary also does not deal with all tax consequences that may be relevant in the particular circumstances of all holders, some of which (such as dealers in securities or commodities, insurance companies, tax exempt organizations, foreign persons and persons who hold Depositary Shares or Series A Cumulative Preference Stock as a position in a straddle) may be subject to certain special rules. The summary does not address state or local tax consequences. Prospective investors should consult their tax advisors as to the particular consequences to them of acquiring Depositary Shares or Series A Cumulative Preference Stock and subsequently disposing of the same in a sale or exchanging them for Company Common Stock.

  The following summary does not take account of proposed legislation that is currently under consideration which, if enacted, would change certain tax consequences described herein (including the dividends-received deduction available to corporate shareholders and the rules with respect to "extraordinary dividends"). Prospective investors are urged to consult their tax advisors with respect to the status and effects of this legislation.

DEPOSITARY SHARES

  The tax treatment of Depositary Shares will be the same as the tax treatment of holders of Series A Cumulative Preference Stock as described below. In addition, a holder will recognize no gain or loss on the withdrawal of Series A Cumulative Preference Stock in exchange for Depositary Shares pursuant to the Deposit Agreement; the holder's tax basis in the withdrawn Series A Cumulative Preference Stock will be the same as such holder's tax basis in the Depositary Shares surrendered therefor; and the holder's holding period for the withdrawn Series A Cumulative Preference Stock will include the period during which such holder held the surrendered Depositary Shares.

DIVIDENDS

  Dividends paid on the Series A Cumulative Preference Stock out of the Company's current or accumulated earnings and profits will be taxable as ordinary income and will qualify for the 70 percent intercorporate dividends-received deduction, subject to the minimum holding period requirement (generally at least 46 days) and other applicable requirements. The dividends-received deduction will not be allowed for purposes of calculating a corporate holder's adjusted current earnings under the alternative minimum tax rules.

  Under certain circumstances, a corporation that receives an "extraordinary dividend," as defined in Section 1059(c) of the Code, is required to reduce the tax basis of its stock by the non-taxed portion of such dividend. A corporate holder must consider its holding period for, its tax basis in, and the fair market value of, the Series A Cumulative Preference Stock in determining whether dividends paid on the Series A Cumulative Preference Stock will constitute "extraordinary dividends." In addition, under Section 1059(f), any dividend with respect to "disqualified preferred stock" is treated as an "extraordinary dividend." However, while the issue is not free from doubt due to the lack of authority directly on point, the Series A Cumulative Preference Stock should not constitute "disqualified preferred stock."

REDEMPTION PREMIUM

  Under certain circumstances, Section 305(c) of the Code requires that any excess of the redemption price of preferred stock over its issue price be includable in income, prior to receipt, as a constructive dividend. Regulations recently promulgated under Section 305(c) do not apply to preferred stock, such as the Series A Cumulative Preference Stock, that was issued prior to the effective date of the regulations. In addition, a call of the Series A Cumulative Preference Stock for Common Stock does not constitute a redemption for purposes of Section 305(c). Therefore, these provisions of
Section 305(c) relating to redemption premiums do not currently apply to stock with terms such as those of the Series A Cumulative Preference Stock.

CALL OF SERIES A CUMULATIVE PREFERENCE STOCK FOR COMMON STOCK

  Gain or loss generally will not be recognized by a holder upon the call of the Series A Cumulative Preference Stock for Common Stock. Cash received in payment of dividends in arrears is likely to be treated as dividend income. In addition, a holder that receives cash in lieu of a fractional share will be treated as having received such fractional share and having exchanged it for cash in a transaction generally giving rise to capital gain or loss. A holder's tax basis in the Common Stock, including any fractional share, received on the call of the Series A Cumulative Preference Stock will equal the tax basis of the Series A Cumulative Preference Stock that was called. The holding period of such Common Stock will include the holding period of the Series A Cumulative Preference Stock that was called.

OTHER DISPOSITIONS OF SERIES A CUMULATIVE PREFERENCE STOCK

  A holder will generally recognize gain or loss on a sale, exchange or other disposition of Series A Cumulative Preference Stock in an amount equal to the difference between the amount realized on the disposition and such holder's tax basis in the Series A Cumulative Preference Stock. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the Series A Cumulative Preference Stock exceeds one year as of the date of the disposition.

ADJUSTMENT OF COMMON EQUIVALENT RATE

  Certain adjustments to the Common Equivalent Rate to reflect the Company's issuance of certain rights, warrants, evidence of indebtedness, securities or other assets to holders of Common Stock may result in constructive distributions taxable as dividends to the holders of the Series A Cumulative Preference Stock. Any such constructive dividend may constitute, and may cause other dividends to constitute, "extraordinary dividends" to corporate holders. See "Dividends" above.

BACKUP WITHHOLDING

  Certain noncorporate holders may be subject to backup withholding at a rate of 31 percent on dividends received on the Series A Cumulative Preference Stock, on certain consideration received on a call of the Series

A Cumulative Preference Stock and on cash or other property received on the disposition of Series A Cumulative Preference Stock. Generally, backup withholding applies only when the taxpayer fails to furnish or certify a proper taxpayer identification number or when the taxpayer is notified by the Internal Revenue Service that the taxpayer has failed to report payments of interest and dividends properly. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

                                 UNDERWRITERS

  Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, the Underwriters named below have severally agreed to purchase, and the Selling Shareholders have agreed to sell to them, severally, the respective number of Depositary Shares set forth opposite the names of such Underwriters below:

                                                                      NUMBER OF
         NAME                                                           SHARES
         ----                                                         ----------
   Morgan Stanley & Co. Incorporated.................................
   CS First Boston Corporation.......................................
   Smith Barney Inc. ................................................
                                                                      ----------
       Total......................................................... 11,748,591
                                                                      ==========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Depositary Shares offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Depositary Shares offered hereby if any such shares are taken.

  The Underwriters initially propose to offer part of the Depositary Shares directly to the public at the offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not
in excess of $.    a share under the public offering price. Any Underwriter
may allow, and such dealers may reallow, a concession not in excess of $.    a
share to other Underwriters or to certain other dealers. After the initial offering of the Depositary Shares, the offering price and other selling terms may from time to time be varied by the Underwriters.

  The Underwriters have informed the Company and the Selling Shareholders that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  The Company has agreed in the Underwriting Agreement not to offer, sell, contract to sell or otherwise dispose of any Depositary Shares or shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, Depositary Shares or Common Stock for a period of 90 days after the date of this Prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated ("Morgan Stanley"), as representative of the several Underwriters, provided that the Company may issue shares under its stock option, dividend reinvestment and shareholder rights plans during such 90-day period. The Selling Shareholders have agreed in the Underwriting Agreement not to offer, sell, contract to sell or otherwise dispose of any Depositary Shares or shares of Common Stock or any securities convertible into, or exercisable for, Depositary Shares or Common Stock for a period of 90 days after the date of this Prospectus, without the prior written consent of Morgan Stanley, as representative of the several Underwriters.

  From time to time, each of Morgan Stanley, CS First Boston Corporation and Smith Barney Inc. has provided, and continues to provide, investment banking services to the Company.

  The Company, Glenmede and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  The validity of the Depositary Shares offered hereby will be passed upon for the Company by Jack L. Foltz, Esq., Vice President and General Counsel of the Company or Jonathan C. Waller, Esq., Assistant General Counsel of the Company; certain legal matters will be passed on for the Selling Shareholders by Pepper, Hamilton & Scheetz, Philadelphia, Pennsylvania; and certain matters will be passed on for the Underwriters by Davis Polk & Wardwell, New York, New York. Davis Polk & Wardwell may rely upon the opinion of Mr. Foltz or Mr. Waller, as the case may be, and Pepper, Hamilton & Scheetz as to all matters of Pennsylvania law. Mr. Foltz and Mr. Waller, in their respective capacities as Vice President and General Counsel and Assistant General Counsel of the Company, participate in various employee benefit plans offered by the Company and in connection with certain of such benefit plans receive Common Stock and options to purchase Common Stock.

                                    EXPERTS

  The consolidated balance sheets of Sun at December 31, 1995 and 1994, the consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995, and the financial statement schedule included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, incorporated by reference in this Prospectus, have been incorporated herein in reliance upon the reports (which include an explanatory paragraph regarding the Company's change in method of accounting for the impairment of long-lived assets in 1995, the Company's change in method of accounting for postemployment benefits in 1994 and the Company's change in method of accounting for income taxes in
1993) of Coopers & Lybrand, L.L.P., independent accountants, given on the authority of that firm as experts in auditing and accounting.

                   [LOGO OF SUN COMPANY, INC. APPEARS HERE]

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The Registrant estimates that the expenses of the distribution of the securities being registered, other than underwriting discounts and commissions, will be:

   Registration Fee--Securities and Exchange Commission....................    $118,246
   Legal Fees and Expenses of Outside Counsel to Selling Shareholders......      40,000
   Accounting Fees and Expenses............................................      10,000
   Printing Expenses.......................................................      70,000
   Blue Sky Fees and Expenses (including Counsel Fees).....................      20,000
   Miscellaneous...........................................................      15,754
                                                                               --------
     Total.................................................................    $274,000
                                                                               ========

  The Selling Shareholders have agreed to reimburse the Registrant for 50 percent of the fees and expenses incurred by the Registrant in connection with the offering other than legal fees and expenses of the Registrant's legal counsel and the Registrant's internal costs for which the Registrant shall be solely responsible, and legal fees and expenses of outside counsel to the Selling Shareholders and the internal costs of Glenmede as trustee or co-trustee for the Selling Shareholders, as to which the Selling Shareholders shall be solely responsible.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Pennsylvania Business Corporation Law variously empowers or requires Sun Company, Inc. ("Corporation") under specified circumstances, to indemnify officers, directors and other persons against expenses incurred in connection with any action, suit or proceeding, civil or criminal, to which such person is a party or is threatened to be made a party.

  Article VII of the Corporation's Bylaws provides as follows:

  ARTICLE VII: INDEMNIFICATION

  GENERAL

    Section 1. The Corporation shall pay on behalf of any individual who is or was a Director, officer, employee or agent of the Corporation or who is or was serving at the request of the Corporation as Director, officer, trustee, fiduciary, employee or agent of any other domestic or foreign corporation or partnership, joint venture, sole proprietorship, trust or other enterprise, or who is or was serving as a fiduciary with respect to any employee benefit plan as a result of his employment by, or service as a Director of, the Corporation ("Indemnified Person") all expenses, including attorneys' fees and disbursements, incurred by such person in the defense or settlement of any civil, criminal, administrative or arbitrative proceeding pending, threatened or completed against such person by reason of his being or having been such Indemnified Person, and shall indemnify such person against amounts paid or incurred by him in satisfaction of settlements, judgments, fines, and penalties in connection with any such proceeding, including any proceeding by or in the right of the Corporation, except where such indemnification is expressly prohibited by applicable law or where the acts or failures to act of the Indemnified Person constitute willful misconduct, self-dealing or recklessness. The foregoing right to payment and to indemnification shall not be exclusive of other rights to which such person may be entitled as a matter of law or otherwise.

  AGREEMENTS FOR INDEMNIFICATION AND FUNDING

    Section 2. The Corporation is authorized, but not required, to enter into agreements for indemnification with any Indemnified Person, however, failure to enter into such agreements shall not in any way limit the rights of such Indemnified Persons hereunder. The Corporation may, in addition to the foregoing, create a fund of any nature, which may, but need not be, under the control of a trustee, or otherwise secure or insure in any manner its indemnification obligations.

  EXPENSES

    Section 3. Expenses incurred by a Director, officer, employee or agent in defending a civil or criminal action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation.

  DISPUTES

    Section 4. Any dispute related to the right to indemnification of or advancement of expenses to Indemnified Persons as provided under this Article, except with respect to indemnification for liabilities arising under the Securities Act of 1933 which the Corporation has undertaken to submit to a court for adjudication, shall be decided only by arbitration in accordance with the commercial arbitration rules then in effect of the American Arbitration Association.

  The Corporation has obtained Executive Liability Coverage and Executive Indemnification Coverage covering all claims during the policy period in an aggregate amount up to $100,000,000. The Executive Liability portion of this policy protects all directors and officers of the Corporation and its subsidiaries. This section of the policy provides protection for losses arising from any error, misstatement, misleading statement, act, omission, neglect, or breach of duty committed, attempted or allegedly committed or attempted by such persons in the discharge of their duties as directors and officers for which the director or officer is not indemnified by the Corporation. The Executive Indemnification portion of the policy protects the Corporation (subject to several limitations and exceptions) against losses for which it grants indemnification as permitted or required by law. The terms of the policy provide for the payment of an insurance deductible in the amount of $5,000,000 on a per occurrence basis, on all claims for which coverage under the policy has been provided. In February 1996, the Board of Directors approved and authorized the Corporation to enter into Agreements of Indemnification with each officer and director of the Corporation to provide for the Corporation's payment of the deductible for any claims for which coverage has been provided.

ITEM 16. EXHIBITS

 **1   Form of Underwriting Agreement.

  *4.1 Articles of Incorporation of Sun Company, Inc., as restated and amended, effective as of February 1, 1996 (incorporated by reference to Exhibit
       3.(i) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).

  *4.2 Sun Company, Inc. Bylaws, as restated and amended, effective as of February 1, 1996 (incorporated by reference to Exhibit 3.(ii) to the
       Registrant's Annual Report on Form 10-K for the fiscal year ended
       December 31, 1995).

  *4.3 Rights Agreement between Sun Company, Inc. and First Chicago Trust
       Company of New York dated as of February 1, 1996 (incorporated by reference to Exhibit 99(b) of Registrant's Current Report on Form 8-K dated February 2, 1996).

  *4.4 Deposit Agreement for Series A Cumulative Preference Stock (incorporated by reference to Exhibit 99(g)(4) of the Sun Company, Inc. Schedule 13E-4 filed June 13, 1995).

 **5 Opinion of Jack L. Foltz, Esq., Vice President and General Counsel of the Company or Jonathan C. Waller, Esq., Assistant General Counsel of the Company.

 *11   Statements re Sun Company, Inc. and Subsidiaries Computation of Per
       Share Earnings for the Years Ended December 31, 1995, 1994, 1993, 1992 and 1991 (incorporated by reference to Exhibit 11 to Registrant's Annual
       Report on Form 10-K for the fiscal years ended December 31, 1995 and
       1993).

 *12   Statements re Sun Company, Inc. and Subsidiaries Computation of Ratio of
       Earnings to Combined Fixed Charges and Preference Stock Dividends for the Years Ended December 31, 1995, 1994, 1993, 1992 and 1991.

 *23.1 Consent of Jack L. Foltz, Esq., Vice President and General Counsel of the Company.

 *23.2 Consent of Jonathan C. Waller, Esq., Assistant General Counsel of the
       Company.

 *23.3 Consent of Independent Accountants.

 *24   Power of Attorney.

 *99   Registration Rights Agreement by and among Sun Company, Inc. and The
       Glenmede Trust Company (in its corporate capacity and as trustee or co-trustee of The Pew Memorial Trust, The J. Howard Pew Freedom Trust,
       The Mabel Pew Myrin Trust, The J.N. Pew, Jr. Charitable Trust and The
       Medical Trust), dated as of February 1, 1996.

--------

 * Previously filed.

** Filed herewith.

ITEM 17. UNDERTAKINGS

  (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (i) The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF PHILADELPHIA AND COMMONWEALTH OF PENNSYLVANIA ON THIS 19TH DAY OF MARCH, 1996.

                                       Sun Company, Inc.


                                       By:    /s/ Robert M. Aiken, Jr.
                                           -------------------------------------
                                                  ROBERT M. AIKEN, JR.
                                             SENIOR VICE PRESIDENT AND CHIEF
                                                   FINANCIAL OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY OR ON BEHALF OF THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON THIS 19TH DAY OF MARCH, 1996.

             SIGNATURES                                  TITLES

        Robert M. Aiken, Jr.*             Senior Vice President and Chief
-------------------------------------      Financial Officer (Principal
        ROBERT M. AIKEN, JR.               Financial Officer)

         Robert H. Campbell*              Chairman, Chief Executive Officer,
-------------------------------------      President and Director (Principal
         ROBERT H. CAMPBELL                Executive Officer)

        Raymond E. Cartledge*             Director
-------------------------------------
        RAYMOND E. CARTLEDGE

         Robert E. Cawthorn*              Director
-------------------------------------
         ROBERT E. CAWTHORN

           Mary J. Evans*                 Director
-------------------------------------
            MARY J. EVANS

         Thomas P. Gerrity*               Director
-------------------------------------
          THOMAS P. GERRITY

         Thomas W. Hofmann*               Comptroller (Principal Accounting
-------------------------------------      Officer)
          THOMAS W. HOFMANN

          James G. Kaiser*                Director
-------------------------------------
           JAMES G. KAISER

         Thomas W. Langfitt*              Director
-------------------------------------
         THOMAS W. LANGFITT

          R. Anderson Pew*                Director
-------------------------------------
           R. ANDERSON PEW

         Albert E. Piscopo*               Director
-------------------------------------
          ALBERT E. PISCOPO

         William F. Pounds*               Director
-------------------------------------
          WILLIAM F. POUNDS

      Alexander B. Trowbridge*            Director
-------------------------------------
       ALEXANDER B. TROWBRIDGE

*By:  /s/ Robert M. Aiken, Jr.            Individually and as Attorney-in-Fact
     --------------------------------
        ROBERT M. AIKEN, JR.

                                EXHIBIT INDEX

 EXHIBIT
 NUMBER                                  EXHIBIT
 -------                                 -------
   **1   Form of Underwriting Agreement.

    *4.1 Articles of Incorporation of Sun Company, Inc., as restated and amended, effective as of February 1, 1996 (incorporated by reference to Exhibit 3.(i) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).

    *4.2 Sun Company, Inc. Bylaws, as restated and amended, effective as of February 1, 1996 (incorporated by reference to Exhibit 3.(ii) to the
         Registrant's Annual Report on Form 10-K for the fiscal year ended
         December 31, 1995).

    *4.3 Rights Agreement between Sun Company, Inc. and First Chicago Trust
         Company of New York dated as of February 1, 1996 (incorporated by reference to Exhibit 99(b) of Registrant's Current Report on Form 8-K dated February 2, 1996).

    *4.4 Deposit Agreement for Series A Cumulative Preference Stock
         (incorporated by reference to Exhibit 99(g)(4) of the Sun Company, Inc. Schedule 13E-4 filed June 13, 1995).

   **5 Opinion of Jack L. Foltz, Esq., Vice President and General Counsel of the Company or Jonathan C. Waller, Esq., Assistant General Counsel of the Company.

   *11   Statements re Sun Company, Inc. and Subsidiaries Computation of Per
         Share Earnings for the Years Ended December 31, 1995, 1994, 1993, 1992 and 1991 (incorporated by reference to Exhibit 11 to Registrant's
         Annual Report on Form 10-K for the fiscal years ended December 31, 1995 and 1993).

   *12 Statements re Sun Company, Inc. and Subsidiaries Computation of Ratio of Earnings to Combined Fixed Charges and Preference Stock Dividends for the Years Ended December 31, 1995, 1994, 1993, 1992 and 1991.

   *23.1 Consent of Jack L. Foltz, Esq., Vice President and General Counsel of the Company.

   *23.2 Consent of Jonathan C. Waller, Esq., Assistant General Counsel of the
         Company.

   *23.3 Consent of Independent Accountants.

   *24   Power of Attorney.

   *99   Registration Rights Agreement by and among Sun Company, Inc. and The
         Glenmede Trust Company (in its corporate capacity and as trustee or co-trustee of The Pew Memorial Trust, The J. Howard Pew Freedom Trust,
         The Mabel Pew Myrin Trust, The J.N. Pew, Jr. Charitable Trust and The
         Medical Trust), dated as of February 1, 1996.

--------

 * Previously filed.

** Filed herewith.